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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

5-78130

HARS SYSTEMS INC.
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

BRITISH COLUMBIA
(Jurisdiction of Subject Company's Incorporation or Organization)

5107 INVESTMENTS LTD.
(Name of Person(s) Furnishing Form)

COMMON STOCK
(Title of Class of Subject Securities)

41586E 105
(CUSIP Number of Class of Securities (if applicable))

JOSEPH P. GALDA, ESQ., ONE M&T PLAZA, SUITE 2000,
BUFFALO, NEW YORK USA 14203-2391 Tel: 716-848-1454

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

FEBRUARY 21, 2002

(Date Tender Offer/Rights Offering Commenced)

GENERAL INSTRUCTIONS

I. ***Eligibility Requirements for Use of Form CB***

A. Use this Form to furnish information pursuant to **Rules 13e-4(h)(8), 14d-1(c)** and **14e-2(d)** under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules **801** and **802** under the Securities Act of 1933 ("Securities Act").

Instructions:

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.
2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. ***Instructions for Submitting Form***

A. You must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. Each copy must be bound, stapled or otherwise compiled in one or more parts, without stiff covers. The binding must be made on the side or stitching margin in such manner as to leave the reading matter legible.

B. The persons specified in Part IV may manually sign the original and at least one copy of this Form and any amendments. You must conform any unsigned copies. Typed signatures are acceptable so long as manually signed copies are retained by the filing person for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. In addition to any internal numbering you may include, sequentially number the manually signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. ***Informational Legends***

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules **801(b)** and **802(b)**.

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission any reports or information (in English or an English summary thereof) that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

(3) If any name is signed to this Form under a power of attorney, furnish manually signed copies of the power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on **Form F-X**.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

DAVID KNIGHT, DIRECTOR
(Name and Title)

FEBRUARY 22, 2002
(Date)

9

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your broker, investment dealer, lawyer or other professional advisor.

February 21, 2002

5107 INVESTMENTS LTD.

OFFER TO PURCHASE

all of the outstanding common shares of

HARS SYSTEMS INC.

not currently owned by 5107 Investments Ltd.

on the basis of Cdn$0.52 cash for each common share

This offer (the "Offer") by 5107 Investments Ltd. (the "Offeror"), a private corporation controlled by John Pfeffer, to purchase all of the outstanding common shares (the "HARS Shares") of HARS Systems Inc. ("HARS") not currently owned by the Offeror will be open for acceptance until 8:00 a.m. (Calgary time) on April 1, 2002 (the "Expiry Time"), unless withdrawn or extended. At the date hereof, the Offeror owns 5,357,725 HARS Shares, or approximately 26.5% of the outstanding HARS Shares. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn as at the Expiry Time such number of HARS Shares as, together with the HARS Shares owned by the Offeror, represents at least 75% of the outstanding HARS Shares on a diluted basis. This and the other conditions to the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

The HARS Shares are listed for trading on the Canadian Venture Exchange (the "CDNX"). Based on the average closing price of the HARS Shares on the CDNX of $0.28 for the days on which the shares traded during the 20 day period ending on February 1, 2002, the last trading day prior to the announcement of Mr. Pfeffer's intention to make the Offer, the Offer represents an 86% premium to holders of HARS Shares. Based on the closing price of the HARS Shares on the CDNX on February 19, 2002, of $0.38, the Offer represents a 37% premium to holders of HARS Shares.

Holders of HARS Shares who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually executed facsimile thereof and deposit it, together with a certificate or certificates representing their HARS Shares, at one of the offices of Valiant Corporate Trust Company (the "Depositary and Information Agent") shown in the Letter of Transmittal and on the last page of this document, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of HARS Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance".

Questions and requests for assistance may be directed to the Offeror, the Depositary and Information Agent, the Dealer Manager or your broker or other financial advisor. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery (printed on blue paper) may be obtained upon request without charge from the Depositary and Information Agent or the Dealer Manager at their respective offices shown in the Letter of Transmittal and on the last page of this document.

Persons whose HARS Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their HARS Shares.

The Dealer Manager for the Offer is:
Brant Securities Limited

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of HARS Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of HARS Shares in any such jurisdiction.

10

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made by a Canadian issuer for the securities of a Canadian corporation in accordance with disclosure requirements of Canada. Shareholders of HARS should be aware that these requirements are different from those of the United States. The financial statements included or incorporated herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Shareholders of HARS should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the HARS Shares, or certain related securities of HARS, as permitted by applicable laws or regulations of Canada or its provinces or territories, including, without limitation, in open market or privately negotiated purchases.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of British Columbia, that some of its officers and directors are residents of Canada, that all of the experts named in the Offer or Circular are residents of Canada and that all or a substantial portion of the assets of the Offeror and of said persons may be located outside the United States. Prospective investors may not be able to sue the Offeror, a Canadian issuer, or its officers or directors in a Canadian or other non-U.S. court for violations of the United States federal securities laws, and may find it difficult to compel the Offeror or its affiliates to subject themselves to a United States court's judgment.

Shareholders of HARS should be aware that the acquisition of the HARS Shares described herein may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror or the Depositary and Information Agent.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES, NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

TABLE OF CONTENTS

	Page
DEFINITIONS	4
SUMMARY	6
OFFER TO PURCHASE	9
1. The Offer	9
2. Time For Acceptance	9
3. Manner of Acceptance	9
4. Conditions of the Offer	12
5. Extension and Variation of the Offer	13
6. Payment for Deposited HARS Shares	14
7. Withdrawal of Deposited HARS Shares	15
8. Return of HARS Shares	16
9. Changes in Capitalization, Distributions and Liens	16
10. Mail Service Interruption	17
11. Notice	17
12. Market Purchases During Offer Period	17
13. Acquisition of HARS Shares not Deposited	18
14. Other Terms of the Offer	18
CIRCULAR	19
RELIANCE ON HARS	19
BACKGROUND AND PURPOSE OF THE OFFER AND PLANS FOR HARS	19
Background to the Offer	19
Purpose of the Offer and Plans for HARS	20
REASONS TO ACCEPT THE OFFER	20
Substantial Premium	20
Liquidity	20
Historical Financial Performance	20
Fairness of the Offer	20
INSIDER BID AND VALUATION	21
5107 INVESTMENTS LTD.	22
HARS SYSTEMS INC.	22
General	22
Share Capital	22
Trading Ranges and Volumes for HARS Shares	22
Dividends	23
Previous Purchases and Sales	23
EFFECT OF THE OFFER ON MARKET AND LISTING	23
ACQUISITION OF HARS SHARES NOT DEPOSITED	23
Compulsory Acquisition	23
Subsequent Acquisition Transactions	24
Other Alternatives	26
Judicial Developments Regarding Subsequent Acquisition Transactions	26
DEPOSITARY AND INFORMATION AGENT	26
SOLICITING DEALER GROUP	26
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	27
Shareholders Resident in Canada	27
Shareholders Not Resident in Canada	29
OWNERSHIP OF SECURITIES OF HARS	30
TRADING IN SECURITIES OF HARS	30
COMMITMENTS TO ACQUIRE SECURITIES	31
ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS	31
ACCEPTANCE OF THE OFFER	31
MATERIAL CHANGES AND OTHER INFORMATION	31
BENEFITS FROM THE OFFER	31
LEGAL MATTERS	31
STATUTORY RIGHTS	31
CONSENT	32
APPROVAL AND CERTIFICATE	33
APPENDIX A – KPMG VALUATION	A - 1

DEFINITIONS

In the Offer and the Circular, including the appendices thereto, unless the subject matter or context is inconsistent therewith, the following terms shall have the following meanings:

"**affiliate**" has the meaning ascribed thereto in the *Company Act* (British Columbia), except as otherwise provided herein;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (British Columbia), except as otherwise provided herein;

"**BCCA**" means the *Company Act* (British Columbia), as amended;

"**Board of Directors**" means the board of directors of HARS;

"**business day**" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

"**CCRA**" means the Canada Customs and Revenue Agency, formerly Revenue Canada;

"**CDNX**" means the Canadian Venture Exchange;

"**Circular**" means the take-over bid circular accompanying the Offer;

"**compulsory acquisition**" has the meaning ascribed thereto under "Acquisition of HARS Shares Not Deposited – Compulsory Acquisition" in the Circular;

"**Dealer Manager**" means Brant Securities Limited;

"**Depositary and Information Agent**" means Valiant Corporate Trust Company;

"**diluted basis**" means, with respect to the number of HARS Shares outstanding at any time, such number of shares calculated assuming the exercise of all in-the-money options, other than those held by John Pfeffer, and the exercise of no other options or rights to acquire HARS Shares;

"**Eligible Institution**" means a Canadian chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program ("MSP");

"**Expiry Date**" means April 1, 2002, or such other date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**Expiry Time**" means 8:00 a.m. (Calgary time) on the Expiry Date, or such other time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**going private transaction**" has the meaning given to that term in OSC Rule 61-501;

"**HARS**" means HARS Systems Inc., a corporation incorporated under the BCCA, and, unless its use requires otherwise, includes its subsidiaries;

"**HARS Shareholders**" or "Shareholders" means the holders of HARS Shares;

"**HARS Shares**" means common shares in the capital of HARS, as constituted on the date hereof;

"**in-the-money options**" means outstanding options to acquire HARS Shares exercisable at a price of less than $0.52 per share;

"**KPMG**" means KPMG LLP;

"**Letter of Transmittal**" means the letter of transmittal in the form accompanying the Offer and Circular (printed on yellow paper) required to be executed by HARS Shareholders depositing HARS Shares under the Offer;

"**Minimum Condition**" has the meaning ascribed thereto in clause (a) of Section 4 of the Offer, "Conditions of the Offer";

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on blue paper);

"**Offer**" means the offer to purchase HARS Shares made hereby by the Offeror to HARS Shareholders;

"**Offer Period**" means the period commencing on February 21, 2002, and ending at the Expiry Time;

"**Offeror**" means 5107 Investments Ltd., a corporation incorporated pursuant to the laws of British Columbia;

"**OSC**" means the Ontario Securities Commission;

"**person**" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"**Rule 61-501**" means Rule 61-501 of the OSC;

"**Soliciting Dealer Group**" means the Soliciting Dealer Group to be formed and managed by the Dealer Manager for the purpose of soliciting acceptances of the Offer in Canada, as referred to under "Soliciting Dealer Group" in the Circular;

"**subsequent acquisition transaction**" has the meaning ascribed thereto under "Acquisition of HARS Shares Not Deposited – Subsequent Acquisition Transactions" in the Circular;

"**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (British Columbia);

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**U.S.**" or "**United States**" means United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

"**Valuation**" means the Valuation of HARS Shares prepared by KPMG and annexed hereto as Appendix A.

CURRENCY

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated.

14

SUMMARY

The following is a summary of certain provisions of the Offer and Circular, including the appendices hereto, the Letter of Transmittal and the Notice of Guaranteed Delivery, and is qualified in its entirety by the more detailed information contained in those documents. Certain terms used in this Summary are defined under "Definitions".

The Offer

The Offeror is offering, upon the terms of the Offer, to purchase all of the issued and outstanding HARS Shares not currently owned by the Offeror on the basis of $0.52 for each HARS Share. As at the date hereof, the Offeror owns 5,357,725 HARS Shares, representing approximately 26.5% of the outstanding HARS Shares. The Offer is open for acceptance until, but not later than, the Expiry Time unless earlier withdrawn or extended by the Offeror. See Section 1 of the Offer, "The Offer".

The Offer is made only for HARS Shares and is not made for any options, warrants, or rights to purchase HARS Shares or for any securities convertible into HARS Shares. Any holder of such options, warrants, rights or convertible securities who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such securities in order to obtain a certificate representing HARS Shares and deposit the HARS Shares in accordance with the Offer.

The obligation of the Offeror to take up and pay for the HARS Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

The Offeror believes that, as at February 20, 2002, there were 20,206,126 HARS Shares issued and outstanding (21,689,126 on a diluted basis).

The Offeror

The Offeror, 5107 Investments Ltd., is a corporation incorporated under the BCCA on November 21, 2001, for the purpose of completing the Offer. All of the outstanding shares of the Offeror are beneficially owned by John Pfeffer, a director of HARS. The Offeror has carried on no business other than in respect of the Offer.

HARS Systems Inc.

HARS, through its wholly-owned subsidiary, VIP International Corporation, is engaged in providing reservation, marketing and technology services to the hospitality and car rental segments of the travel industry. The HARS Shares are traded on the CDNX under the symbol "HSS".

Valuation

KPMG has prepared a valuation of the HARS Shares. KPMG concluded that as of February 13, 2002, the fair market value of the HARS Shares is in the range of $0.557 to $0.603 per share on a fully-diluted basis assuming exercise of in-the-money options. See "Insider Bid and Valuation" in the Circular and Appendix A- "Valuation".

Time for Acceptance

The Offer is open for acceptance until the Expiry Time, or such other date and time as may be fixed by the Offeror pursuant to the Offer unless withdrawn or extended at the Offeror's sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

Manner of Acceptance

A Shareholder wishing to accept the Offer must deposit the certificate or certificates representing their HARS Shares, together with a properly completed and signed Letter of Transmittal, or manually signed facsimile thereof, at any one of the offices of the Depositary and Information Agent specified in the Letter of Transmittal, prior to the Expiry Time. Instructions are contained in the Letter of Transmittal, which accompanies the Offer. Shareholders whose HARS Shares are registered in the name of a nominee should contact their investment dealer, broker, bank, trust company or other nominee for assistance in depositing their HARS Shares.

If a HARS Shareholder wishes to accept the Offer and the certificates representing the HARS Shares are not immediately available, or such person cannot deliver the certificates and all other required documents to the Depositary and Information Agent at or prior to the Expiry Time, HARS Shares represented by such certificates may nevertheless be deposited in compliance with the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery. See Section 3 of the Offer, "Manner of Acceptance".

Stock Exchange Listing and HARS Shareholder Premium

The HARS Shares are traded on the CDNX under the symbol "HSS". As a result of acceptance of the Offer by HARS Shareholders, it is possible that the HARS Shares will no longer meet the minimum listing requirements of the CDNX. If the Offer is successful, the Offeror intends to apply to have the Shares delisted from the CDNX. Based on the average closing price of the HARS Shares on the CDNX of $0.28 for the days on which shares traded during the 20 day period ending on February 1, 2002, the last trading day prior to the of Mr. Pfeffer's intention to make the Offer, the Offer represents an 86% premium to HARS Shareholders. Based on the closing price of the HARS Shares on the CDNX on February 19, 2002, of $0.38, the Offer represents a 37% premium to HARS Shareholders.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any HARS Shares deposited under the Offer if any of the conditions described in Section 4 of the Offer, "Conditions of the Offer", have not been satisfied or waived by the Offeror prior to the Expiry Time. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn as at the Expiry Time such number of HARS Shares as represents at least 75% of the HARS Shares outstanding on a diluted basis. For a complete description of the conditions to the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment for Deposited HARS Shares

Upon the terms and subject to the conditions under Section 4 of the Offer, "Conditions of the Offer", the Offeror will take up the HARS Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Date and will pay for the HARS Shares taken up as soon as possible, but in any event not later than the earlier of three business days after taking up the HARS Shares and 10 days after the Expiry Date. Any HARS Shares deposited under the Offer after the first date on which the Offeror has taken up HARS Shares will be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Payment for Deposited HARS Shares".

Purpose of the Offer and Acquisition of HARS Shares Not Deposited

The purpose of the Offer is to enable the Offeror to acquire all of the HARS Shares. If the Offeror takes up and pays for the HARS Shares validly deposited under the Offer, the Offeror intends to exercise its statutory right of compulsory acquisition, if available, to acquire all of the HARS Shares not deposited under the Offer or, if such statutory right of compulsory acquisition is not available, the Offeror currently intends to seek a special meeting of HARS Shareholders to be called to consider a statutory arrangement, amalgamation or other transaction that may constitute a related party or going private transaction for the purpose of enabling the Offeror to acquire all of the HARS Shares not deposited under the Offer. See "Acquisition of HARS Shares Not Deposited" in the Circular.

Canadian Federal Income Tax Considerations

Canadian residents who hold HARS Shares as capital property and who dispose of such shares to the Offeror under the Offer generally will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the HARS Shareholder of such HARS Shares.

Generally, a HARS Shareholder who is a non-resident of Canada for the purposes of the Tax Act will not be subject to tax in Canada in respect of a capital gain realized on the disposition of HARS Shares to the Offeror under the Offer or pursuant to a compulsory acquisition, unless those shares constitute "taxable Canadian property" to such HARS Shareholder within the meaning of the Tax Act and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention. In the event of a subsequent acquisition transaction, the income tax treatment thereof to a HARS Shareholder who is a non-resident of Canada will vary depending on the exact manner in which the subsequent acquisition transaction is carried out. See "Canadian Federal Income Tax Considerations" in the Circular.

Depositary and Information Agent

The Offeror has engaged Valiant Corporate Trust Company as Depositary and Information Agent under the Offer. The Depositary and Information Agent will receive deposits of certificates representing HARS Shares and Letters of Transmittal at its offices specified in the Letter of Transmittal. In addition, the Depositary and Information Agent will receive Notices of Guaranteed Delivery deposited under the Offer at its offices specified therein. The duties of the Depositary and Information Agent also include giving certain notices, if required, and assisting in making settlement under the Offer. See "Depositary and Information Agent" in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who deposits HARS Shares directly with the Depositary and Information Agent or who uses the services of the Dealer Manager or a member of the Soliciting Dealer Group to accept the Offer. HARS Shareholders should contact the Depositary and Information Agent, the Dealer Manager or a broker for assistance in accepting the Offer and in depositing HARS Shares with the Depositary and Information Agent.

Soliciting Dealer Group

Brant Securities Limited has been retained to act as the Dealer Manager in connection with the Offer. Brant Securities Limited has undertaken to form and manage a Soliciting Dealer Group comprising members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer in Canada. See "Soliciting Dealer Group" in the Circular.

OFFER TO PURCHASE

February •, 2002

TO: THE HOLDERS OF COMMON SHARES OF HARS

1. The Offer

The Offeror hereby offers to purchase, upon and subject to the terms and conditions set out herein, all of the issued and outstanding HARS Shares not currently owned by the Offeror, including HARS Shares which may become outstanding on the exercise of options or rights to purchase HARS Shares, for $0.52 cash per HARS Share. As at the date hereof, the Offeror owns 5,357,725 HARS Shares, representing approximately 26.5% of the outstanding HARS Shares.

The Offer is made only for HARS Shares and is not made for any other options or rights to purchase HARS Shares or for any securities convertible into HARS Shares. Any holder of such options, rights or convertible securities who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise the options, rights or conversion rights in order to obtain certificates representing HARS Shares and deposit the same in accordance with the Offer.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of HARS Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of HARS Shares in any such jurisdiction.

Shareholders will not be obliged to pay brokerage fees or commission if they accept the Offer by depositing their HARS Shares directly with the Depositary and Information Agent or if they use the services of the Dealer Manager or a member of the Soliciting Dealer Group to accept the Offer. See "Depositary and Information Agent" and "Soliciting Dealer Group" in the Circular.

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2. Time For Acceptance

The Offer is open for acceptance during the Offer Period, which may be extended to such later time or times and date or dates at the Offeror's sole discretion pursuant to Section 5 of the Offer, "Extension and Variation of the Offer", unless withdrawn or terminated by the Offeror.

3. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by a HARS Shareholder by delivering to the Depositary and Information Agent at any one of the offices of the Depositary and Information Agent listed in the Letter of Transmittal so as to arrive there prior to the Expiry Time:

(a) the certificate or certificates representing the HARS Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal, or a facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other relevant documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing the HARS Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery set forth below.

Except as otherwise provided in the instructions in the Letter of Transmittal, all signatures on the Letter of Transmittal and on certificates representing HARS Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered holder(s) of the HARS Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder(s). The signature(s) on the endorsement panel or share transfer power of attorney must be guaranteed by an Eligible Institution.

Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit HARS Shares pursuant to the Offer and (i) the certificate or certificates representing such HARS Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificate or certificates representing such HARS Shares and all other required documents to the Depositary and Information Agent prior to the Expiry Time, such HARS Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the Offer, or a manually signed facsimile thereof, is received by the Depositary and Information Agent at its office in Calgary or Toronto as set forth in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

(c) the certificate or certificates representing the deposited HARS Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually signed facsimile thereof, in respect of the HARS Shares, and all other documents required by the Letter of Transmittal, are received by the Depositary and Information Agent at its office in Calgary or Toronto as set forth in the Letter of Transmittal at or prior to 5:00 p.m. (local time at the place of deposit) on the third trading day on the CDNX after the Expiry Date.

In each Notice of Guaranteed Delivery, an Eligible Institution must guarantee delivery of the certificate or certificates representing the HARS Shares referenced therein, as set forth in paragraph (c) above. The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary and Information Agent so as to be received by the Depositary and Information Agent at its office in Calgary or Toronto no later than the Expiry Time.

General

In all cases, payment for HARS Shares deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depositary and Information Agent of the certificate or certificates representing the HARS Shares together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering such HARS Shares and any other required documents, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal.

The method of delivery of the Letter of Transmittal, the certificate or certificates representing the HARS Shares and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and Information Agent and a receipt obtained. If such documents are mailed, the Offeror recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Shareholders whose HARS Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee for assistance in depositing their HARS Shares.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints the Depositary and Information Agent and any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the HARS Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "Purchased Securities") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after February 21, 2002, effective on and after the date that the Offeror takes up and pays for the Purchased Securities (the "Effective Date"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest) to: (a) register or record, transfer and enter the transfer of Purchased Securities on the appropriate register of holders maintained by HARS; and (b) except as otherwise may be agreed, exercise any and all of the rights of the holder of the Purchased Securities including, without limitation, the right to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of HARS, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Securities. Furthermore, a holder of Purchased Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of HARS and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Securities in respect of the Purchased Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of HARS Shares pursuant to the procedures herein will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the HARS Shares being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such HARS Shares to any other person; (ii) the deposit of such HARS Shares complies with applicable laws; and (iii) when such HARS Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions relating to the deposit of HARS Shares and to the completion and execution of the related Letter of Transmittal including, without limitation, the validity, form, eligibility (including timely receipt) and acceptance of any HARS Shares deposited pursuant to the Offer, will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any HARS Shares. There shall be no duty or obligation on the Offeror, the Depositary and Information Agent or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the Offer Period and postpone taking up and paying for, any HARS Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) there shall have been validly deposited under the Offer and not withdrawn that number of HARS Shares which, together with the HARS Shares owned by the Offeror, would constitute at least 75% of the total number of HARS Shares outstanding on a diluted basis (the "Minimum Condition");

(b) all regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of the CDNX or other securities or regulatory authorities) which are necessary or desirable shall have been obtained on terms and conditions satisfactory to the Offeror;

(c) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law which in the judgement of the Offeror:

  (i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror, of the HARS Shares or the right of the Offeror to own or exercise full rights of ownership of the HARS Shares; or

  (ii) has had or may have a material adverse effect on HARS and its subsidiaries considered on a consolidated basis or the Offeror;

(d) there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the HARS Shares under the Offer or completing any compulsory acquisition or subsequent acquisition transaction;

(e) HARS shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action, and the Offeror shall not have otherwise learned of any previous action taken by HARS which had not been publicly disclosed prior to the announcement of the Offer, that in the judgement of the Offeror would be materially adverse to the business of HARS or the value of the HARS Shares to the Offeror or that would make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for HARS Shares under the Offer or completing any compulsory acquisition or subsequent acquisition transaction;

(f) there shall not have occurred (and there shall not have been publicly disclosed, and the Offeror shall not have otherwise learned of, if previously not publicly disclosed) any change (or any condition, event or development involving a prospective change) not publicly disclosed prior to the announcement of the Offer in the business, operations, assets, capitalization, financial condition, licences, permits, rights, liabilities, prospects or privileges, whether contractual or otherwise, of HARS which, in the judgement of the Offeror is materially adverse to the business of HARS or to the value of the HARS Shares to the Offeror;

(g) (i) no material right, franchise or licence of HARS has been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, whether as a result of the making of the Offer, the taking up and paying for HARS Shares deposited under the Offer or otherwise in the judgement of the Offeror which might make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for the HARS Shares under the Offer and/or completing a compulsory acquisition or a subsequent acquisition transaction, and (ii) no covenant, term or condition of any instruments or agreements of HARS exists which in the judgement of the Offeror might make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for the HARS Shares under the Offer and/or completing a compulsory acquisition or a subsequent acquisition transaction (including without limitation, any default, acceleration or other adverse event that may ensue as a result of the Offeror taking up and paying for the HARS Shares under the Offer and/or completing a compulsory acquisition or a subsequent acquisition transaction);

(h) there shall not have occurred, developed or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which, in the judgement of the Offeror materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the United States generally, or the financial condition, business, operations, assets, affairs or prospects of HARS; and

(i) there shall not have occurred any actual or threatened change to the Tax Act or the regulations thereunder (including any proposal by the Minister of Finance (Canada) to amend the Tax Act or the regulations thereunder or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change to the Tax Act or the regulations thereunder) that, in the judgement of the Offeror has or may have a material adverse effect with respect to the current or anticipated business or operations of any of the Offeror or HARS and their respective subsidiaries or entities in which either of them has a material interest or with respect to the regulatory regime applicable to their respective businesses and operations or with respect to completing any compulsory acquisition or subsequent acquisition transaction.

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of the Offeror). The Offeror may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary and Information Agent at its principal office in Calgary. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary and Information Agent, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice", and shall provide a copy of the aforementioned notice to the CDNX. If the Offer is withdrawn, the Offeror shall not be obligated to take up and pay for any HARS Shares deposited under the Offer and all certificates for deposited HARS Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited at the Offeror's expense.

5. Extension and Variation of the Offer

The Offer is open for acceptance until the Expiry Time, unless it is withdrawn or extended.

The Offeror reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Date and/or Expiry Time or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary and Information Agent at its principal office in Calgary. The Offeror, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary and Information Agent as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer, "Notice", to all Shareholders whose HARS Shares have not been taken up at the date of the extension or variation and shall provide a copy of the aforementioned notice to the CDNX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary and Information Agent at its principal office in Calgary.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, excluding those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up and pays for all HARS Shares deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to HARS Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts or securities regulatory authorities.

During any such extension or in the event of any variation, all HARS Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited HARS Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the HARS Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose HARS Shares are taken up under the Offer.

6. Payment for Deposited HARS Shares

If all the conditions referred to under Section 4 of the Offer, "Conditions of the Offer", have been satisfied or waived by the Offeror at the Expiry Time, the Offeror will take up the HARS Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Date. Any HARS Shares taken up will be paid for as soon as possible, but in any event not later than the earlier of three business days after they are taken up and 10 days after the Expiry Date. Any HARS Shares deposited under the Offer after the first date on which the Offeror has taken up HARS Shares will be taken up and paid for by the Offeror within 10 days of such deposit.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any HARS Shares or to terminate the Offer and not take up or pay for any HARS Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary and Information Agent at its principal office in Calgary. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for HARS Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. The Offeror will be deemed to have taken up and accepted for payment HARS Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary and Information Agent at its principal office in Calgary of its acceptance for payment of such HARS Shares pursuant to the Offer.

The Offeror will pay for HARS Shares validly deposited under the Offer and not withdrawn by providing the Depositary and Information Agent with sufficient funds (by bank transfer or other means satisfactory to the Depositary and Information Agent) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary and Information Agent to persons depositing HARS Shares on the purchase price of the HARS Shares purchased by the Offeror, regardless of any delay in making such payment. Settlement will be made by the Depositary and Information Agent forwarding a cheque, payable in Canadian funds, in the amount to which a person depositing HARS Shares is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the HARS Shares deposited. Unless the person depositing the HARS Shares instructs the Depositary and Information Agent to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, the cheque will be forwarded to the address of the Shareholder as shown on the registers maintained by HARS. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

The Depositary and Information Agent will act as the agent of persons who have deposited HARS Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary and Information Agent will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their HARS Shares pursuant to the Offer.

If any deposited HARS Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted for more HARS Shares than the Shareholder desires to deposit, certificates representing HARS Shares not purchased will be returned, at the Offeror's expense, to the depositing Shareholder as soon as practicable following the Expiry Time or withdrawal and early termination of the Offer. See Section 8 of the Offer, "Return of HARS Shares".

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their HARS Shares directly with the Depositary and Information Agent or if the services of the Dealer Manager or a member of the Soliciting Dealer Group are used to accept the Offer. See "Depositary and Information Agent" and "Soliciting Dealer Group" in the Circular.

7. Withdrawal of Deposited HARS Shares

All deposits of HARS Shares pursuant to the Offer are irrevocable, provided that any HARS Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit (unless otherwise required or permitted by applicable law):

(a) at any time before the HARS Shares have been taken up by the Offeror pursuant to the Offer; and

(b) at any time after three business days from the date the Offeror takes up such HARS Shares, if such HARS Shares have not been paid for by the Offeror.

In addition, if:

(c) there is a variation of the terms of the Offer before the Expiry Time including any extension of the period during which HARS Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, (i) a variation consisting solely of an increase in the consideration offered for the HARS Shares where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered or (ii) a variation consisting solely of the waiver of a condition of the Offer; or

(d) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of the Offeror or of any affiliate of the Offeror;

any HARS Shares deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In order for any withdrawal of HARS Shares to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary and Information Agent at the place of deposit of the applicable HARS Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must: (i) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the HARS Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of HARS Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the HARS Shares to be withdrawn. Any signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of HARS Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary and Information Agent.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on the Offeror, the Dealer Manager, the Depositary and Information Agent or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If the Offeror extends the Offer, is delayed in taking up or paying for HARS Shares or is unable to take up or pay for HARS Shares for any reason, then, without prejudice to the Offeror's other rights, HARS Shares deposited under the Offer may not be withdrawn except to the extent that depositing Shareholders thereof are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable law.

Withdrawals may not be rescinded and any HARS Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

8. Return of HARS Shares

If any deposited HARS Shares are not taken up and paid for by the Offeror under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more HARS Shares than are deposited, certificates representing unpurchased HARS Shares will be returned at the expense of the Offeror by either sending new certificates representing HARS Shares not purchased or returning the deposited certificates and other relevant documents. Unless otherwise directed in the Letter of Transmittal, the certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by HARS as soon as practicable following the Expiry Time or withdrawal and early termination of the Offer.

9. Changes in Capitalization, Distributions and Liens

If, on or after February 21, 2002, HARS should subdivide, consolidate or otherwise change the HARS Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, the Offeror may, in its sole discretion, and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

HARS Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the HARS Shares on or after February 21, 2002. If HARS should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the HARS Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by HARS of such HARS Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary and Information Agent for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable pursuant to the Offer or deduct from the consideration payable pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques issued in payment for HARS Shares purchased pursuant to the Offer, certificates representing HARS Shares to be returned and/or any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to such cheques, certificates and/or other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary and Information Agent at which the deposited certificates representing HARS Shares in respect of which such certificates are being issued were deposited upon application to the Depositary and Information Agent until such time as the Offeror has determined, acting reasonably, that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notice". Notwithstanding Section 6 of the Offer, "Payment for Deposited HARS Shares", the deposit of funds representing the purchase price of the HARS Shares with the Depositary and Information Agent for delivery to the depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the HARS Shares shall be deemed to have been paid for immediately upon such deposit.

11. Notice

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by the Offeror or the Depositary and Information Agent under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by HARS and will be deemed to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada or elsewhere following mailing. In the event of any interruption of postal service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary and Information Agent may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of HARS Shares if: (i) it is given to the CDNX for dissemination through its facilities; and (ii) it is published once in the National Edition of The Globe and Mail provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof shall be made in The National Post or any other daily newspaper of general circulation published in the cities of Calgary and Vancouver.

Wherever the Offer calls for documents to be delivered to the Depositary and Information Agent, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary and Information Agent in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary and Information Agent, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Market Purchases During Offer Period

Subject to applicable law, the Offeror reserves the right to and may purchase HARS Shares in the market at any time and from time to time prior to the Expiry Date. If the Offeror purchases HARS Shares while the Offer is outstanding, it will do so through the facilities of the CDNX and such purchases will not be made until the third business day following the date of the Offer. The aggregate number of HARS Shares acquired in this manner will not exceed 5% of the outstanding HARS Shares as of the date of the Offer. The Offeror will issue and file a press release forthwith after the close of business of the CDNX on each day on which HARS Shares are so purchased.

Although the Offeror has no current intention to sell HARS Shares taken up under the Offer, it reserves the right, subject to applicable laws, to make or enter into an arrangement, commitment or understanding during the Offer Period to sell any of such HARS Shares after the Offer Period.

13. Acquisition of HARS Shares not Deposited

If the Offeror takes up and pays for HARS Shares validly deposited under the Offer and acquires not less than 90% of the issued and outstanding HARS Shares (other than HARS Shares held at the date hereof by or on behalf of the Offeror or its affiliates), the Offeror intends, to the extent possible, to acquire the remaining HARS Shares pursuant to the compulsory acquisition provisions of the BCCA. If the Offeror takes up and pays for HARS Shares validly deposited under the Offer and acquires less than such number or if the compulsory acquisition provisions of the BCCA are otherwise unavailable or if the Offeror elects not to proceed by way of the compulsory acquisition provisions of the BCCA, the Offeror intends to consider other means of acquiring, directly or indirectly, all of the equity interest in HARS available in accordance with applicable law, including a subsequent acquisition transaction. See "Acquisition of HARS Shares Not Deposited" in the Circular.

14. Other Terms of the Offer

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer. The accompanying Circular together with the Offer constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of British Columbia and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer or in the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or the Depositary and Information Agent for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The Offeror, acting reasonably, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of HARS Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of HARS Shares or notice of withdrawal of HARS Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular HARS Share or any particular Shareholder. There shall be no obligation on the Offeror or the Depositary and Information Agent to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

DATED this 21st day of February, 2002.

5107 INVESTMENTS LTD.

By: (Signed) John Pfeffer
President

The provisions of the Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain information which should be read carefully before making a decision with respect to the Offer.

CIRCULAR

This Circular is provided by the Offeror in connection with the accompanying Offer dated February 21, 2002, made by the Offeror to purchase all of the outstanding HARS Shares not currently owned by the Offeror. The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer and not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires.

RELIANCE ON HARS

Except as otherwise indicated, the information concerning HARS contained in the Offer and this Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to HARS or taken from or based on such documents and records are untrue or incomplete, neither the Offeror nor its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to HARS or contained in such documents and records, or for any failure by HARS to disclose events which may have occurred or may affect the significance or accuracy of any such information which are not known to the Offeror.

Pursuant to the provisions of the securities laws of various provinces of Canada, the Board of Directors of HARS must send a circular to all HARS Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of HARS subsequent to the date of the most recent published financial statements of HARS.

BACKGROUND AND PURPOSE OF THE OFFER AND PLANS FOR HARS

Background to the Offer

John Pfeffer has been a significant shareholder of HARS and a board member since 1996. Mr. Pfeffer also served as part of the management group of HARS from 1996 until 1998. Mr. Pfeffer believes that the trading value of the HARS Shares has been adversely affected and that HARS has been hampered in its ability to grow and attract new investors by the lack of liquidity of the HARS Shares which results, in part, from the fact that there is a limited public float. In addition, Mr. Pfeffer is of the view that HARS has been negatively impacted by a lack of unified vision and strategic direction among its significant shareholders, Board of Directors and management. In light of these issues, in the fall of 2000 the Board of Directors undertook a process of examining strategic alternatives to enhance Shareholder value, including canvassing prospective purchasers of HARS or its assets. Although a number of prospective purchasers were contacted, no formal offer was forthcoming.

Following the unsuccessful attempts to find a buyer for HARS, Mr. Pfeffer came to the view that HARS was unlikely to achieve its growth potential unless action was taken by a significant Shareholder. Accordingly, he determined to investigate the possibility of making an offer for the HARS Shares and approached the Board of Directors on October 26, 2001, to advise it of his interest. As a result of those overtures and in light of the fact that Mr. Pfeffer is an insider of HARS, so that any such offer would require the preparation of a formal valuation, the Board of Directors struck an independent committee (the "Independent Committee") to select a valuator and supervise the preparation of a valuation of the HARS Shares. The Independent Committee selected KPMG to prepare the valuation. On or about December 11, 2001, KPMG delivered to the Independent Committee and Mr. Pfeffer a preliminary valuation analysis. After reviewing the preliminary analysis, Mr. Pfeffer determined that he was prepared to proceed with an offer for HARS Shares although he had not decided on the offer price and so advised the Board of Directors on January 18, 2002. On February 4, 2002, HARS issued a press release advising of Mr. Pfeffer's intention to offer to purchase all of the outstanding HARS Shares not already owned by the Offeror. On or about February 13, 2002, a draft of the formal KPMG Valuation was delivered to the Independent Committee and the Board of Directors and on February 15, 2002, a signed copy of the Valuation was provided to Mr. Pfeffer. After reviewing the final Valuation, Mr. Pfeffer determined the price at which he was prepared to make the Offer.

In preparation for the making of the Offer, Mr. Pfeffer has transferred all of his HARS Shares to the Offeror, a company controlled by him.

See "Insider Bid and Valuation".

Purpose of the Offer and Plans for HARS

The purpose of the Offer is to enable the Offeror to acquire all of the HARS Shares not already owned by the Offeror. See also "Acquisition of HARS Shares Not Deposited" in this Circular. If the Offeror is successful, the Offeror will conduct a detailed review of HARS' assets, corporate structure, capitalization, operations, policies, management and personnel, to consider what, if any, changes would be desirable in light of the circumstances which exist at the time of such review. Except as set forth herein, the Offeror has no current plans or proposals that would result in any material change in the affairs of HARS, including any contract or agreements under negotiation, any proposal to liquidate HARS, to sell, lease or exchange all or a portion of its assets, to amalgamate it with any other business organization or to make any material changes in its business, corporate structure (debt or equity), management or personnel.

REASONS TO ACCEPT THE OFFER

Shareholders should consider the following factors, among others, in making their decision to accept or not to accept the Offer.

Substantial Premium

Shareholders are given the opportunity to receive $0.52 cash per HARS Share, representing a premium of 86% over the average closing price of the HARS Shares of $0.28 on the days on which shares traded during the 20 day period ending February 1, 2002, the last trading day prior to the announcement of Mr. Pfeffer's intention to make the Offer, and a premium of 37% over the closing price of the HARS Shares on February 19, 2002, of $0.38.

Liquidity

The HARS Shares have a limited public market float and limited trading activity. Fewer than 900,000 shares were traded during all of 2001. The Offer provides Shareholders with an opportunity to liquidate their holdings that would otherwise be unavailable.

Historical Financial Performance

There has been no growth in HARS' net earnings over the past three fiscal years from 1999 to 2001, despite revenues growing from $11.4 million to $14.5 million. Net income has fallen in each of the last three years, declining from $0.04 per share in 1999 to only $0.01 per share in 2001. Mr. Pfeffer believes that this financial performance is substandard and expects that it will continue in the future absent a change in the share ownership and management structures.

Fairness of the Offer

The per share consideration of $0.52 cash to be paid pursuant to the Offer is slightly below the range of the fair market value for the HARS Shares established by KPMG in the Valuation ($0.557 to $0.603 on a diluted basis).

Mr. Pfeffer believes that certain historical costs incurred by HARS will continue for the foreseeable future despite the assumption by KPMG that these costs will be eliminated. Moreover, it appears that the costs of excecuting the Offer have not been factored into the Valuation. In addition, in analyzing a private placement done two years ago to Executive Inn Inc. at $0.62 per share, which appears to be the basis for arriving at the upper end of the range of the Valuation, KPMG appears to have assumed the placement was done as a financial investment using traditional financial analysis. The investment was in fact made by a client of HARS which had a long term contract with HARS. Mr. Pfeffer feels that because of the strategic nature of the investment it should have been given limited weight in the Valuation, particularly in light of more recent trading prices and HARS' lacklustre fiancial performance.

INSIDER BID AND VALUATION

Under the provisions of CDNX Policy 5.9 and OSC Rule 61-501, where a take-over bid is an "insider bid", subject to certain exceptions, a valuation of the offeree corporation must be prepared by a qualified independent valuer, based on methodologies that are appropriate in the circumstances, that arrives at an opinion as to a value or range of values for the securities to be acquired pursuant to the take-over bid. Such valuation must generally be prepared under the supervision of a committee of directors of the offeree independent from the Offeror. The Offer is an insider bid that is subject to these requirements. See "The Offeror" in this Circular.

The Offeror understands that on November 1, 2001, the Board of Directors appointed the Independent Committee comprised of Robert Gowsell, Warren Pimm, and Michael van Straubenzee. The responsibilities of the Independent Committee were to retain a valuator to prepare a valuation and supervise the preparation thereof in accordance with applicable securities law requirements.

The Offeror understands from KPMG that pursuant to an engagement agreement between the Independent Committee and KPMG (the "Engagement Agreement") signed on behalf of the Independent Committee on November 30, 2001, KPMG was retained by the Independent Committee to provide certain advisory services to the Independent Committee and that KPMG was formally engaged to prepare the Valuation on January 25, 2002. KPMG will receive a fee of $50,000 for its services and will be reimbursed for reasonable out-of-pocket expenses, all of which are to be paid by the Offeror. The compensation of KPMG under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Valuation or the successful outcome of the Offer.

Neither John Pfeffer nor the Offeror had any involvement in the selection of KPMG or the supervision of the preparation of the Valuation. KPMG has consented to a copy of its Valuation, together with a summary thereof, being included in this Circular and to the filing of the Valuation with securities regulatory authorities.

KPMG is a global professional services organization offering assurance, tax and financial advisory services. KPMG believes it has the appropriate qualifications (within the meaning of OSC Rule 61-501) in the provision of its Valuation.

KPMG is not an issuer insider, associate or affiliate (within the meaning of OSC Rule 61-501) of HARS or the Offeror. KPMG is not acting as an advisor to HARS or the Offeror in respect of the Offer, is not acting as a soliciting dealer and its compensation is not dependent on the conclusions in its valuation or the success of the Offer. KPMG has no understanding with HARS or the Offeror with respect to future business dealings. KPMG has not provided any services to the Offeror. KPMG believes it is independent (within the meaning of OSC Rule 61-501) in the provision of its valuation.

In preparing the Valuation KPMG relied on and assumed the completeness, accuracy and fair presentation of the information and the representations KPMG received from HARS, its consultants, advisors and counsel, and the information obtained from public sources.

For the purposes of the Valuation, KPMG took value to mean fair market value which is defined as the price, expressed in terms of money or another equivalent form of payment, that a willing and informed buyer should be willing to pay for the shares being valued in an open and unrestricted market to a willing and informed seller, each acting at arm's length, where neither party is under any compulsion to enter into the transaction.

KPMG considered three valuation methods of valuing HARS: (i) a comparable trading analysis; (ii) a precedent transaction analysis, and (iii) a discounted cash flow analysis. The full valuation attached to this Circular as Appendix A contains a description of these approaches, the manner in which they were applied by KPMG and the value range arrived at under each approach.

Given the basis of evaluation, the scope of review and subject to the assumptions and limitations in the valuation, KPMG is of the opinion that effective February 13, 2002, the fair market value of the HARS Shares is in the range of $0.557 to $0.603 per HARS Share on a fully-diluted basis. This conclusion reflects the assumption that any options to purchase HARS Shares that are "in-the-money" at the indicated share value range would be exercised.

The foregoing is qualified in its entirety by, and should be read in conjunction with the Valuation attached as Appendix A to this Circular. Shareholders are urged to read such Valuation in its entirety.

To the best of the knowledge of the Offeror and its directors and senior officers after reasonable enquiry, there are no prior valuations in respect of HARS made within the last 24 months.

5107 INVESTMENTS LTD.

The Offeror was incorporated under the laws of British Columbia on November 21, 2001, for the purpose of completing the Offer and is controlled by John Pfeffer, a director of HARS. The Offeror has not carried on any business prior to the date hereof, other than in respect of matters directly related to the making of the Offer. The registered office of the Offeror is located at Suite 2100 - 1075 West George Street, Vancouver, British Columbia V6E 3G2.

The Offeror estimates that, if it acquires all of the HARS Shares, the total amount of cash required for the purchase of such shares and the expenses relating to the Offer, including solicitation fees, filing fees and legal, accounting, dealer manager and printing expenses, will be approximately $8,950,000. Mr. Pfeffer will fund the Offer and related expenses from his personal resources.

HARS SYSTEMS INC.

General

HARS, through its wholly-owned subsidiary, VIP International Corporation, is engaged in providing reservation, marketing and technology services to the hospitality and car rental segments of the travel industry. HARS was incorporated on September 17, 1986, under the BCCA. The registered office of HARS is located at 2600 – 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3.

Share Capital

The authorized capital of HARS consists of 100,000,000 common shares, of which the Offeror believes that 20,206,126 are currently issued and outstanding (21,689,126 on a diluted basis).

Trading Ranges and Volumes for HARS Shares

The HARS Shares are listed and posted for trading on the CDNX under the symbol "HSS". The following table sets forth the volume of trading and price ranges of the HARS Shares on the CDNX for the periods indicated:

Period	High ($)	Low ($)	Volume
2001			
January	0.50	0.28	81,500
February	0.62	0.40	159,300
March	0.70	0.50	58,010
April	0.60	0.40	35,800
May	0.39	0.28	53,623
June	0.39	0.35	20,000
July	0.47	0.36	28,731
August	0.40	0.31	59,800
September	0.36	0.30	92,115

Period	High ($)	Low ($)	Volume
October	0.34	0.30	59,500
November	0.34	0.20	121,000
December	0.30	0.23	116,700
2002			
January	0.36	0.25	40,000
February (to February 19)	0.49	0.36	63,500

The closing price of the HARS Shares on the CDNX on January 28, 2002, the last trading day on which the HARS Shares traded immediately prior to the announcement of Mr. Pfeffer's intention to make the Offer, and February 19, 2002, were $0.27 and $0.38, respectively.

Dividends

The Offeror believes that HARS has never declared any dividends on the HARS Shares and that HARS has no current intention to declare any dividends in fiscal 2002.

Previous Purchases and Sales

The Offeror believes that the only distribution of HARS Shares by HARS during the five years preceding the Offer, other than any distribution of HARS Shares pursuant to the exercise of stock options, was the issuance in January, 2000 of 4,000,000 HARS Shares at a price of $0.62 per share pursuant to a private placement for gross aggregate proceeds to HARS of $2,480,000.

To the knowledge of the Offeror, HARS did not repurchase any HARS Shares during the twelve months preceding the date of the Offer.

EFFECT OF THE OFFER ON MARKET AND LISTING

The purchase of HARS Shares by the Offeror pursuant to the Offer will reduce the number of such shares that might otherwise trade publicly as well as the number of holders of HARS Shares and, depending on the number of holders depositing and the number of HARS Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining HARS Shares held by the public.

The rules and regulations of the CDNX establish certain criteria which, if not met, could lead to the delisting of the HARS Shares from such exchange. Among such criteria are the number of holders of HARS Shares, the number of HARS Shares publicly held and the aggregate market value of the HARS Shares publicly held. Depending on the number of HARS Shares purchased pursuant to the Offer, it is possible that the HARS Shares would fail to meet the criteria for continued listing on such exchange. If permitted by applicable law, it is the Offeror's intention to take steps to have the HARS Shares delisted from the CDNX as soon as practicable after completion of the Offer and any compulsory acquisition or subsequent acquisition transaction, if necessary. If this were to happen, the HARS Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such HARS Shares.

ACQUISITION OF HARS SHARES NOT DEPOSITED

Compulsory Acquisition

If, within four months after the date hereof, the Offer has been accepted by holders of not less than nine-tenths of the HARS Shares, other than shares held by the Offeror or its affiliates, the Offeror intends, to the extent possible, to acquire the remainder of the HARS Shares from those holders who have not accepted the Offer pursuant to the provisions of Section 255 of the BCCA (a "compulsory acquisition"). If the Offeror exercises the foregoing statutory right, the Offeror will, in accordance with Section 255 of the BCCA, give written notice (the "Notice") of such intention within five months after the making of the Offer to each holder of HARS Shares who did not accept the Offer (a "dissenting offeree"). Upon giving the Notice, the Offeror will be entitled and bound to acquire the HARS Shares held by the dissenting offerees at the same price and on the same terms as offered in the Offer, unless the Supreme Court of British Columbia (the "Court"), on application made by a dissenting offeree within two months from the date of the giving of the Notice, orders otherwise. On such application by a dissenting offeree to whom Notice was given, the Court may fix the price and terms of payment for the HARS Shares of the dissenting offeree and make such consequential orders and give directions as it considers appropriate.

Where Notice has been given by the Offeror and the Court has not, on an application made by a dissenting offeree to whom Notice was given, ordered otherwise, the Offeror shall, on the expiration of two months from the date on which Notice was given, or if an application to the Court by a dissenting offeree to whom Notice was given is then pending, then after that application has been disposed of, send a copy of the Notice to HARS and pay or transfer to HARS the amount or other consideration representing the price payable by the Offeror for the HARS Shares which the Offeror is entitled to acquire, and HARS will thereupon register the Offeror as a shareholder with respect to such HARS Shares.

Any sum received by HARS in the manner set out above shall be paid into a separate account and, together with any other consideration so received, shall be held by HARS, or a trustee approved by the Court, in trust for the persons entitled thereto.

Subsections 255(9) and (10) of the BCCA provide, in effect, that if the Offeror is entitled to deliver the Notice and has chosen not to do so within one month after becoming entitled to do so, dissenting offerees may, by following the procedures specified therein, require the Offeror to purchase their HARS Shares at the same price and on the same terms as offered in the Offer.

The foregoing is a summary only. See Section 255 of the BCCA for the full text of the relevant statutory provisions. Section 255 of the BCCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCCA should consult their legal advisors.

Subsequent Acquisition Transactions

If, in respect of the HARS Shares, a compulsory acquisition is not available or if the Offeror elects not to proceed by way of a compulsory acquisition, the Offeror may consider other means of acquiring, directly or indirectly, all of the HARS Shares not deposited under the Offer, including a subsequent acquisition transaction as described below. Such means may include seeking to cause a special meeting of Shareholders to be held, within 120 days of the Expiry Time, to consider an amalgamation, statutory arrangement, capital reorganization or other transaction (herein, a "subsequent acquisition transaction") involving the Offeror or an affiliate of the Offeror for the purpose of HARS becoming a direct or indirect wholly-owned subsidiary of the Offeror or effecting a merger of the Offeror and HARS. The Offeror will cause the HARS Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable requirements described below, to be counted as part of any minority approval that may be required in connection with such a transaction.

The timing and details of any subsequent acquisition transaction would necessarily depend upon a variety of factors, including the number of HARS Shares acquired pursuant to the Offer. In any subsequent acquisition transaction, the holders of HARS Shares, other than the Offeror and its affiliates, could receive shares, cash, preferred shares, warrants, other equity shares or debt or any combination thereof.

The tax consequences to a Shareholder of a subsequent acquisition transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See "Canadian Federal Income Tax Considerations" in this Circular.

The methods described above of acquiring the HARS Shares not acquired by the Offeror pursuant to the Offer, other than the statutory compulsory acquisition under the BCCA, may include a "going private transaction" within the meaning of certain applicable Canadian securities legislation and regulations (collectively, the

"Regulations") and OSC Rule 61-501. Under the Regulations, any subsequent acquisition transaction would be a "going private transaction" if it would result in the interest of the holder of HARS Shares or securities convertible into or exchangeable for HARS Shares (the "Convertible Securities") being terminated without the consent of the holder and without the substitution therefor of an interest of equivalent value in a participating security of HARS, a successor to the business of HARS, another issuer that controls HARS or an issuer that controls a successor to the business of HARS. In contrast, under OSC Rule 61-501, subject to certain exceptions, a subsequent acquisition transaction may constitute a "going private transaction" if it would result in the interest of a holder (as defined therein) or beneficial owner of HARS Shares being terminated without the holder (as defined therein) or beneficial owner's consent, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any subsequent acquisition transaction relating to HARS Shares will be a going private transaction under the Regulations and OSC Rule 61-501. Under OSC Rule 61-501, any subsequent acquisition transaction may constitute a related party transaction; however, the provisions regulating a related party transaction are not applicable if the transaction is a going private transaction carried out in accordance therewith.

OSC Rule 61-501 requires that, in any subsequent acquisition transaction constituting a going private transaction, a formal valuation be prepared of the HARS Shares and, subject to certain limited exceptions, any non-cash consideration being offered for the HARS Shares and that a summary of such valuation be provided to the holders of the HARS Shares. The Regulations impose a requirement to include a summary of the valuation in a take-over bid circular where it is anticipated by the Offeror that a going private transaction will follow the take-over bid. To the extent permitted by law, the Offeror intends to utilize the Valuation attached to this Circular as Appendix A for such purpose.

Depending on the nature and terms of the subsequent acquisition transaction, the provisions of the BCCA may require approval of the subsequent acquisition transaction by at least 75% of the votes cast by holders of HARS Shares, as well as, in the case of a compromise or arrangement carried out pursuant to Section 252 of the BCCA, approval by a majority of the votes of the holders of HARS Shares other than votes cast by (a) affiliates of the reporting company, (b) a holder of HARS Shares who will, as a consequence of the compromise or arrangement, be entitled to consideration for each share greater than that available to other holders of HARS Shares, and (c) a holder of HARS Shares who alone or in combination with others effectively controls HARS and who, prior to receiving a notice of the meeting convened to approve the compromise or arrangement, entered into or has agreed to enter into an understanding to support the compromise or arrangement. OSC Rule 61-501 similarly requires in certain circumstances that a going private transaction be approved by a simple majority of the votes cast by "minority" holders of the HARS Shares.

In relation to the Offer and any subsequent related party or going private transaction, the "minority" holders for the purpose of OSC Rule 61-501 will be, unless an exemption is available or discretionary relief is granted by the OSC as required, all holders of HARS Shares other than the Offeror, any "interested party" or any person or company who is a "related party" of the Offeror for the purposes of OSC Rule 61-501 including any directors, officers or other insiders of the Offeror, any person or company who is a "related party" of an "interested party" for the purposes of OSC Rule 61-501 or any person or company acting jointly or in concert with the foregoing or any affiliate of the foregoing. Under OSC Rule 61-501, the Offeror may treat all HARS Shares acquired pursuant to the Offer as "minority" shares and vote them, or consider them voted, in favour of a going private transaction, provided that the subsequent acquisition transaction is completed not later than 120 days after the Expiry Time, the consideration per security in the going private transaction is at least equal in value to and is in the same form as the consideration paid under the Offer and certain other requirements are met. The Offeror currently intends that the consideration offered under any subsequent acquisition transaction proposed would be identical to the consideration offered under the Offer and, accordingly, expects to treat HARS Shares acquired pursuant to the Offer, except for the HARS Shares, if any, specified as aforesaid, as "minority" shares and to vote them in favour of any subsequent acquisition transaction. Under OSC Rule 61-501, if, following the Offer, the Offeror and its affiliates have an interest or beneficially own 90% or more of the HARS Shares at the time the subsequent acquisition transaction is proposed, the requirement for minority approval would not apply to the transaction if a statutory appraisal remedy is available to the minority shareholders or if a substantially equivalent enforceable right is made available to the minority shareholders.

In the event a subsequent acquisition transaction was to be consummated, holders of HARS Shares, under the BCCA, may have the right to dissent and demand payment of the fair value of such HARS Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their HARS Shares. The fair value of HARS Shares so determined could be more or less than the amount paid per HARS Share pursuant to the subsequent acquisition transaction or the Offer. Any such judicial determination of the fair value of the HARS Shares could be based upon considerations other than, or in addition to, the market price of the HARS Shares.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a going private transaction or a related party transaction.

Other Alternatives

If the Offeror decides not to effect a compulsory acquisition or a subsequent acquisition transaction then it may evaluate other available alternatives to acquire the remaining HARS Shares. Such alternatives could include, to the extent permitted by applicable law, purchasing additional HARS Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise. Any additional purchases of HARS Shares could be at a price greater than, equal to or less than the price to be paid for HARS Shares under the Offer and could be for cash and/or shares of the Offeror or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all HARS Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for HARS Shares under the Offer.

Judicial Developments Regarding Subsequent Acquisition Transactions

The Offeror has been advised that the current trend, both in legislation and in Canadian jurisprudence, is to permit going private transactions to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

DEPOSITARY AND INFORMATION AGENT

The Offeror has engaged Valiant Corporate Trust Company as Depositary and Information Agent under the Offer. The Depositary and Information Agent will receive deposits of certificates representing HARS Shares and Letters of Transmittal at its offices in Calgary or Toronto. In addition, the Depositary and Information Agent will receive Notices of Guaranteed Delivery deposited under the Offer at its offices in Calgary or Toronto. The duties of the Depositary and Information Agent also include giving certain notices, if required, and assisting in making settlement under the Offer. The Depositary and Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

SOLICITING DEALER GROUP

Brant Securities Limited (the "Dealer Manager") has been retained to act as the Dealer Manager in connection with the Offer. The Dealer Manager has undertaken to form and manage a Soliciting Dealer Group comprising members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a "Soliciting Dealer". The Offeror has agreed to pay the Dealer Manager a commission (the "Manager Commission") equal to: $0.04 per share on the first 4 million HARS Shares acquired by the Offeror; $0.03 per share on the next 6 million HARS Shares acquired by the Offeror; and $0.00163 per share on all remaining HARS Shares acquired by the Offeror, provided such commission will not exceed an aggregate of $350,000. The Offeror will pay the Manager Commission at the time of purchase of each HARS Share during the term of the Dealer Manager's engagement by the Offeror and for 365 days thereafter. The Dealer Manager will also be reimbursed by the Offeror for its reasonable out-of-pocket expenses in relation to the Offer and will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.

The Offeror has agreed to pay to each Soliciting Dealer (other than the Dealer Manager) whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of HARS Shares a fee of $0.05 for each such HARS Share deposited and taken up by the Offeror under the Offer; provided that no such fee will be payable in respect of any HARS Shares tendered by directors of HARS or their associates. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing holder of HARS Shares will not be less than $50 or more than $1,500. Where HARS Shares deposited and registered in a single name are beneficially owned by more than one person, the maximum amount will be applied separately in respect of each such beneficial owner. The Offeror may require each Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offeror at the time of the deposit.

No brokerage fees or commissions will be payable by any Shareholder who deposits HARS Shares directly with the Depositary and Information Agent or who uses the services of the Dealer Manager or a member of the Soliciting Dealer Group to accept the Offer. Shareholders should contact the Dealer Manager, the Depositary and Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing HARS Shares with the Depositary and Information Agent.

The Dealer Manager acted as financial advisor to HARS in connection with the examination of strategic alternatives and canvassing of prospective purchasers undertaken in the fall of 2000 and referred to under "Background and Purpose of the Offer and Plans for HARS". The engagement of the Dealer Manager for this purpose was terminated on or about April 20, 2001. Under the terms of the agreement between the Dealer Manager and HARS relating to the foregoing activities, the Dealer Manager is entitled to a fee in the event HARS consummates a transaction which was the subject of a recommendation by the Dealer Manager within one year of the date of termination of the engagement.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP, counsel to the Offeror, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a HARS Shareholder who disposes of HARS Shares pursuant to the Offer and who, for purposes of the Income Tax Act (Canada) (the "Tax Act"), holds the HARS Shares as capital property, deals at arm's length and is not affiliated with either the Offeror or HARS.

HARS Shares will generally constitute capital property to a HARS Shareholder unless the HARS Shareholder is a trader or dealer in respect of the HARS Shares, has acquired the HARS Shares in a transaction or transactions considered to be an adventure in the nature of trade or is a financial institution subject to the "mark-to-market" rules under the Tax Act. Certain HARS Shareholders resident in Canada whose HARS Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have them treated as capital property by making an irrevocable election under subsection 39(4) of the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular HARS Shareholder. Accordingly, HARS Shareholders should consult their own tax advisors for advice with respect to their own particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), all proposed amendments to the Tax Act and Regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current published administrative and assessing practices of the CCRA. This summary assumes that the Proposed Amendments will be enacted in their present form, but no assurances can be given in this regard. This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may vary significantly from those discussed herein.

Shareholders Resident in Canada

This portion of the summary is applicable to HARS Shareholders who, for purposes of the Tax Act and any applicable treaty or convention, are resident or deemed to be resident in Canada.

Sale Pursuant to the Offer

A Shareholder who disposes of HARS Shares to the Offeror for cash pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the HARS Shares to the Shareholder.

A Shareholder will be required to include one-half of any resulting capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any resulting capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

A capital loss otherwise arising upon the disposition of a HARS Share by a corporation may in certain circumstances be reduced by dividends received or deemed to have been received thereon. Generally, no such reduction will occur where the corporate Shareholder owned the HARS Share for 365 days or longer immediately before the disposition and such Shareholder (together with any persons with whom it did not deal at arm's length) did not own more than 5% of the HARS Shares at the time the relevant dividends were received or deemed to have been received. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that holds HARS Shares and where a trust is a member of a partnership that holds HARS Shares or a partnership or trust is a beneficiary of a trust that holds HARS Shares. Shareholders to whom these rules may be relevant should consult their own advisors.

A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

Compulsory Acquisition of Shares

As described under the heading "Acquisition of HARS Shares Not Deposited", the Offeror may, in certain circumstances, acquire HARS Shares pursuant to section 255 of the BCCA. The tax consequences to a Shareholder of a disposition of shares in such circumstances generally will be described above under "Sale Pursuant to the Offer". Shareholders whose HARS Shares may be so acquired should consult their own tax advisors in this regard.

Subsequent Acquisition Transition

If the compulsory acquisition provisions of section 255 of the BCCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding HARS Shares. The tax treatment of a subsequent acquisition transaction to a Shareholder will depend upon the exact manner in which the subsequent acquisition transaction is carried out. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their HARS Shares acquired pursuant to a subsequent acquisition transaction.

A subsequent acquisition transaction could be implemented by means of an amalgamation of HARS with the Offeror and/or one or more of its affiliates pursuant to which Shareholders who have not tendered their HARS Shares under the Offer would have their HARS Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("Redeemable Shares") which would then be immediately redeemed for cash. Such a holder would not realize a capital gain or capital loss as a result of such exchange, and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the HARS Shares to the holder immediately before the amalgamation.

Upon redemption of the Redeemable Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such shares that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares.

A Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

Subsection 55(2) of the Tax Act provides that where a corporate Shareholder resident in Canada is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the holder's capital gain on the redemption of such shares. Accordingly, corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of this provision. This provision does not apply where the Shareholder is subject to the 33 1/3% refundable tax under Part IV of the *Tax Act*, provided that such tax is not refunded as part of the same series of transactions. Subject to the potential application of this provision, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income unless the corporation is a "specified financial institution" (as defined in the Tax Act). Dividends deemed to be received on the Redeemable Shares by a specified financial institution may not be deductible in computing its taxable income if the term preferred share rules in the Tax Act are applicable. Corporations that may be affected by such rules should consult their own tax advisors.

In the case of a Shareholder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Shareholder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

Under the current administrative practice of the CCRA, Shareholders who exercise their right of dissent in respect of an amalgamation should be considered to have disposed of their HARS Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Shareholder therefor, other than interest awarded by the court. Any interest so awarded will be required to be included in the Shareholder's income. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Shareholders should consult with their own tax advisors in this regard.

Shareholders Not Resident in Canada

This portion of the summary is applicable to HARS Shareholders who, for the purposes of the Tax Act and any applicable treaty or convention, at all relevant times have not been and will not be resident nor deemed to be a resident of Canada (a "Non-resident Shareholder") and who do not use or hold, and are not deemed to use or hold the HARS Shares in connection with a business carried on in Canada. Non-resident Shareholders that carry on an insurance business in Canada should consult their own advisors.

A Non-resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of HARS Shares to the Offeror under the Offer or by virtue of the compulsory acquisition of HARS Shares pursuant to section 255 of the BCCA, unless those shares constitute "taxable Canadian property" to the Shareholder, other than "treaty-protected property". A Non-resident Shareholder's capital gain (or capital loss) in respect of HARS Shares that constitute taxable Canadian property will generally be computed in the manner described above under "Shareholders Resident in Canada - Sale Pursuant to the Offer". Even if the HARS Shares are taxable Canadian property to a non-resident, any capital gain realized upon the disposition may be exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty to which Canada is a party. If the HARS Shares constitute taxable Canadian property and the disposition of such HARS Shares gives rise to a capital gain which is not exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty to which Canada is a party, the tax consequences as described above under "Shareholders Resident in Canada - Sale Pursuant to the Offer", will generally apply.

A HARS Share will be taxable Canadian property to a Non-resident Shareholder if, at any time during the five-year period immediately preceding the disposition, the Non-resident Shareholder, either alone or together with persons with whom the Non-resident Shareholder did not deal at arm's length, owned 25% or more of the shares of any class or series of HARS Shares. For this purpose, a person will be considered to own any share in respect of which such person has an interest or option or other right to acquire. The HARS Shares may also be taxable Canadian property in certain other circumstances, including where the Shareholder elected to have them treated as taxable property upon ceasing to be a resident of Canada.

If the HARS Shares are "treaty-protected property" as defined in the Tax Act, a taxable capital gain or an allowable capital loss resulting from the disposition of the HARS Shares will not be included in computing the Non-resident Shareholder's income for the purposes of the Tax Act, even if such shares are taxable Canadian property. HARS Shares owned by a Non-resident Shareholder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty to which Canada is a party, be exempt from tax under the Tax Act.

If the Offeror does not acquire all the HARS Shares either pursuant to the Offer or by means of compulsory acquisition pursuant to section 225 of the BCCA, it may propose other means to acquire the remaining HARS Shares. The tax treatment of such a transaction to a Non-resident Shareholder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than described above. A Non-resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a Non-resident Shareholder will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a party.

Where a subsequent acquisition transaction is implemented by means of an amalgamation as described in connection with the tax considerations for residents of Canada, any resulting dividend will be subject to Canadian withholding tax. For purposes of determining whether the Redeemable Shares are taxable Canadian property, such shares will be deemed to be listed on a prescribed stock exchange in Canada provided that certain conditions are met.

Under the current administration practice of the CCRA, shareholders who exercise their dissent rights in respect of an amalgamation should not be considered to receive any deemed dividend on the disposition of their HARS Shares. If interest is awarded by a court, such interest will be subject to Canadian withholding tax at the rate of 25% to reduction of such rate under an applicable tax treaty. **Non-resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their HARS Shares acquired pursuant to a subsequent transaction or pursuant to the exercise of their dissent rights thereto.**

OWNERSHIP OF SECURITIES OF HARS

The Offeror owns 5,357,725 HARS Shares, representing approximately 26.5% of the currently outstanding HARS Shares and 24.7% of the HARS Shares outstanding on a diluted basis. The Offeror's holdings make it an "insider" of HARS for the purposes of OSC Rule 61-501. Except as set out in the previous sentence, to the best of the knowledge of the directors and senior officers of the Offeror, no securities of HARS are owned or controlled by the Offeror, by any associate or affiliate of the Offeror or by any director or senior officer of the Offeror or any associate of them or by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror, and no person acting jointly or in concert with the Offeror owns or exercises control or direction over any securities of HARS.

To the Offeror's knowledge, based on public information, other than the Offeror and Executive Inn Inc. (which holds 4,000,000 HARS Shares representing 19.8% of the currently outstanding HARS Shares) no person owns (beneficially or otherwise), directly or indirectly, more than 10% of the issued and outstanding HARS Shares.

TRADING IN SECURITIES OF HARS

No securities of HARS have been traded during the twelve-month period preceding the date of the Offer by the Offeror or by directors or senior officers of the Offeror or, to the knowledge of the directors and senior officers of the Offeror after reasonable inquiry, by associates or affiliates of the Offeror or by associates of the directors or senior officers of the Offeror or any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or by any person acting jointly or in concert with the Offeror.

COMMITMENTS TO ACQUIRE SECURITIES

None of the Offeror, its directors or senior officers, nor to the knowledge of the Offeror, after reasonable inquiry, any associates of the directors or senior officers or any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or by any person acting jointly or in concert with the Offeror has entered into any commitments to acquire equity securities of HARS except for the HARS Shares to be acquired pursuant to the Offer.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

There are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of HARS and no payments or other benefits are proposed to be made or given by the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between the Offeror and any security holder of HARS with respect to the Offer or between the Offeror and any person or company with respect to any securities of HARS in relation to the Offer.

ACCEPTANCE OF THE OFFER

The Offeror has no knowledge regarding whether any HARS Shareholders will accept the Offer.

MATERIAL CHANGES AND OTHER INFORMATION

The Offeror has no information which indicates any material change in the affairs of HARS since the date of the last published financial statements of HARS, being the audited consolidated financial statements for the year ended 2001, other than as has been publicly disclosed by HARS. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of HARS Shareholders to accept or reject the Offer. After reasonable inquiry, neither the Offeror nor any director or officer of the Offeror is aware of any prior valuation in respect of HARS.

BENEFITS FROM THE OFFER

To the knowledge of the Offeror, there are no direct or indirect benefits which will result from: (i) accepting or refusing to accept the Offer; or (ii) a compulsory acquisition or subsequent acquisition transaction that will accrue to any director or senior officer of HARS, any associate of any such director or senior officer, any person or company holding more than 10% of any class of equity securities of HARS or any person acting jointly or in concert with the Offeror, other than those that will accrue to a holder of HARS Shares generally.

LEGAL MATTERS

Certain legal matters on behalf of the Offeror will be passed upon by, and the opinion contained under "Canadian Federal Income Tax Considerations" has been provided by, Macleod Dixon LLP, Toronto, Ontario and Calgary, Alberta, counsel to the Offeror. The partners and associates of Macleod Dixon LLP as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding HARS Shares.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides holders of HARS Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of HARS Shares. However, such rights must be exercised within prescribed time limits. Holders of HARS Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT

Consent of Counsel

TO: The securities regulatory authorities in each of the provinces of Canada

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated February 21, 2002, made by 5107 Investments Ltd. to the holders of HARS Shares.

Toronto, Ontario (signed) Macleod Dixon LLP

February 21, 2002

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the holders of HARS Shares has been authorized by the board of directors of the Offeror. The foregoing, along with the appendices attached hereto, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, along with the appendices attached hereto, does not contain any misrepresentation likely to affect the value or the market price of the securities that are the subject of the Offer.

DATED: February 21, 2002

(signed) John Pfeffer
Chief Executive Officer, Chief Financial Officer and Director

(signed) David Knight
Director

(signed) Peter H. Stafford
Director

APPENDIX A – KPMG VALUATION

kpmg

KPMG LLP
Chartered Accountants
Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

The Independent Committee of the Board of Directors of
HARS Systems Inc.
5th Floor, 727 – 7th Avenue S.W.
Calgary, AB
T2P 0Z5

Attention: Mr. Warren Pimm, Director

February 13, 2002

Dear Sirs/Mesdames:

KPMG LLP ("KPMG") understands that Mr. John Pfeffer, a principal shareholder of HARS Systems Inc. ("HARS" or the "Company") proposes to purchase all, or substantially all, of the outstanding shares he does not already own (the "Proposed Bid"). KPMG further understands that the Proposed Bid constitutes an "insider bid" under the meaning of the Canadian Venture Exchange ("CDNX") Policy 5.9.

Engagement

The Board of Directors of HARS (the "Board") has constituted a Special Independent Committee (the "Committee") to oversee the preparation of a formal valuation opinion pursuant to securities regulations. The Committee retained KPMG as of January 25, 2002 to provide an opinion in respect of the fair market value (the "Valuation Opinion") of all the issued and outstanding shares (the "Shares") of HARS as at a current date (the "Valuation Date"). Our Valuation Opinion is in accordance with Ontario Securities Commission ("OSC") Rule 61-501 for formal valuations in respect of insider bids, as required by CDNX Policy 5.9.

The terms of the engagement provide that KPMG is to be paid $50,000 for the Valuation Opinion. In addition, KPMG is to be reimbursed for out-of-pocket expenses and to be indemnified by HARS in certain circumstances. KPMG consents to the inclusion of the Valuation Opinion, in its entirety and a summary thereof, in the Directors' Circular and to HARS' filing thereof, as necessary, with the securities commissions or similar regulatory authorities in required provincial jurisdictions.

Credentials of KPMG

KPMG is a global professional services organization offering assurance, tax and financial advisory services. KPMG's valuation professionals have extensive experience in valuing a broad range of companies for various purposes, including securities law matters, fairness opinions, mergers and acquisitions, corporate income tax purposes and commercial disputes.

The Valuation Opinion expressed herein is the opinion of KPMG as a firm. The form and content of the Valuation Opinion have been approved for release by a committee of KPMG partners, each of whom is experienced in merger, acquisition, valuation and fairness opinion matters.

Independence of KPMG

KPMG believes that it is independent of HARS, as determined in accordance with OSC Rule 61-501. KPMG is not an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Ontario)) of HARS, and neither KPMG nor any of its affiliates have acted as a financial advisor to HARS in respect of the Proposed Bid.

Scope of Review

In preparing the Valuation Opinion, KPMG has reviewed and/or relied upon the following information:

(1) audited financial statements for the fiscal years ended September 30, 1997 to 2001 (1997 and 1998 audited by PriceWaterhouseCoopers LLP and 1999 to 2001 audited by Ernst & Young LLP);

(2) the Company's business plan and budget for the fiscal year 2002;

(3) projected income statements for the fiscal years ended September 30, 2003 to 2006, prepared by management as at a current date;

(4) unaudited interim financial statements for the eleven months ended August 31, 2001 and the three months ended December 31, 2001, prepared by management;

(5) corporate income tax returns for HARS for the years ended September 30, 1999 and 2000 and for VIP International Corporation ("VIP"), a wholly-owned subsidiary of HARS, for the year ended September 30, 2000;

(6) certain public information regarding the Company's operations, financial performance and stock trading history, as well as a corporate profile prepared by management;

(7) unaudited analyses of certain elements of the reported financial position and operating results, prepared by management;

(8) a listing of outstanding options to purchase shares of HARS at a current date;

(9) sample representation contracts between VIP and certain customers;

(10) contracts between VIP and certain parties providing communications and transaction processing systems support;

(11) agreements related to the subscription in January 2000 by Executive Inn Inc. ("EII"), another principal shareholder of HARS, for common shares of the Company;

(12) discussions with senior management of the Company and members of its Board;

(13) a site visit to the HARS office in Calgary, Alberta;

(14) certain market data and research reports related to the travel sector;

(15) various securities filing documents and other public information regarding selected public companies; and

(16) such other financial, market and industry information and such other analyses as KPMG considered relevant and appropriate in the circumstances.

KPMG was granted access to senior management and was not, to its knowledge, denied any requested information.

Prior Valuations

KPMG understands that no prior valuations (as defined for the purposes of OSC Rule 61-501) have been commissioned by HARS during the past twenty-four months.

Assumptions and Limitations

With the Committee's approval and as provided for in the engagement agreement, KPMG has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources and senior management of HARS (collectively, the "Information"). The Valuation Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, KPMG has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. KPMG has further assumed that financial forecasts provided to it and used in its analysis were prepared in good faith.

Senior officers of HARS have represented to KPMG, in letters delivered as of the date hereof, among other matters, that:

(i) the Information provided by officers of the Company relating to the Company, for the purpose of preparing the Valuation Opinion was, at the date the Information was provided to KPMG, complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of the Company, and did not, and does not, omit to state a material fact in respect of the Company necessary to make the Information not misleading in the light of circumstances under which the Information was made or provided; and

(ii) since the dates on which the Information was provided to KPMG, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and no material change has occurred in the Information, or any part thereof, that would have, or that would reasonably be expected to have, a material effect on the Valuation Opinion.

The Valuation Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof. Furthermore, it is rendered on the basis of the condition and prospects, financial and otherwise, of HARS, as they were reflected in the Information and as they have been represented to KPMG in discussions with management of HARS. In its analyses and in preparing the Valuation Opinion, KPMG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of KPMG or any party involved in the Proposed Bid.

The Valuation Opinion has been provided for the use of the Committee and the Board in connection with the Proposed Bid. This report is not intended for general circulation or publication and may not be used by any person or relied upon by any person, other than the Committee or the Board, without the express prior written consent of KPMG. KPMG will not assume any responsibility or liability for losses incurred by HARS or VIP, their shareholders, directors or any other parties as a result of the circulation, publication, reproduction or use of this report contrary to the provisions of this paragraph.

The Valuation Opinion is given as of the date hereof and KPMG disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation Opinion that may come or be brought to KPMG's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation Opinion after the date hereof, KPMG reserves the right to change, modify or withdraw the Valuation Opinion.

KPMG believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation Opinion. The preparation of a valuation opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Overview of HARS

HARS, through its wholly-owned subsidiary VIP, supplies reservation and marketing services to the hotel and car rental segments of the hospitality industry. HARS operates in over 70 countries, with its headquarters located Calgary and representatives in Toronto, Denver, London, Buenos Aires and Hong Kong. The Company has been in operation for over 20 years and has approximately 100 employees.

The hospitality industry has been experiencing considerable change in recent years as the industry adapts to rapidly changing technology and consumer trends. Consolidation has been widespread among hotel property owners and management companies and this trend is generally expected to continue. Due primarily to technological advances, the hotel reservation systems segment of the industry has polarized into a handful of major competitors (including HARS) and a multitude of smaller, and primarily regionally-based, companies.

The hospitality industry experienced a severe economic shock in 2001, as an already weakening economy was exacerbated by the tragic events of September 11, 2001. Business and consumer travel fell to unprecedented lows in the fall of 2001. However, the impact of September 11th appears to have been short-term, as the industry has rebounded to pre-September 11th levels. Table 1 below indicates that while there was an immediate decline in stock prices in the travel services and hospitality sectors after September 11th, the stock prices were generally at or above pre-September 11th levels by as early as November 30, 2001 and continued to improve subsequently.

Table 1 - Stock Price Trends for Selected Public Companies

Company	Share prices before and after September 11, 2001: 14-Aug-01	10-Sep-01	17-Sep-01	30-Nov-01	31-Jan-02	30-Nov-01 Share Price as a % of 10-Sep-01 Share Price
Guideline Public Companies						
Travel Agent Services:						
AirTours Plc (£)	2.57	2.49	1.71	2.40	2.66	96.6%
American Express Company ($US)	39.39	35.01	30.25	32.91	35.85	94.0%
Pegasus Solutions Inc. ($US)	11.50	13.20	9.95	13.05	17.12	98.9%
Sabre Holdings Corp. ($US)	46.00	39.43	23.30	34.69	44.68	88.0%
Direct consumer Internet Services:						
800 Travel Systems Inc. ($US)	0.77	0.63	0.34	0.36	0.58	57.1%
Ebookers.com Plc ($US)	3.57	3.00	2.70	3.11	2.79	103.6%
Expedia Inc. ($US)	39.92	36.25	24.00	35.82	56.30	98.8%
Hotel Reservations Network Inc. ($US)	47.40	37.24	27.71	34.62	55.97	93.0%
Lastminute.com ($US)	1.93	2.21	1.70	2.65	2.80	119.9%
priceline.com Inc. ($US)	8.06	5.00	3.01	4.20	6.30	84.0%
Travelocity.com Inc. ($US)	25.36	22.02	12.56	21.32	25.72	96.8%
General Hotel & Lodging Indicators						
Canada:						
TSE Hospitality Index	33,742.41	31,184.32	25,370.65	28,603.11	30,102.65	91.7%
United States:						
S&P 500 Lodging & Hotels Index	396.79	377.30	238.83 (1)	312.37	344.70 (2)	82.8%

Notes

(1) Index value adjusted for the first time subsequent to September 11, 2001 on September 19, 2001.

(2) Index value based on closing prices as of January 16, 2002.

A critical factor currently influencing these sectors is the timing and extent of the recovery of the North American economy. The present outlook is for a moderate recovery in late 2002, followed by a sustained recovery in 2003, assuming no significant adverse events. The expected turn-around, combined with the currently low level of new hotel supply in

North America, has given rise to optimism in the medium term for the travel services and hospitality industry.

Current Financial Position

Table 2 below summarizes the financial position of HARS for the fiscal years ended September 30, 1997 to 2001. Based on preliminary results, the Company is reporting break even results for the three month period from October 2001 through December 2001. Cash balances have grown from approximately $3.6 million at September 30, 2001 to approximately $4.4 million at a current date, but primarily as a result of temporary changes in non-cash working capital accounts and non-cash expenses such as depreciation. Accordingly, we have relied upon the audited financial position as at September 30, 2001 as the basis for separately estimating the net tangible assets required to support the ongoing operations and the redundant assets.

Table 2 - Financial Position as at September 30, 1997 to 2001 ($000s)

		1997	1998	1999	2000	2001
		Audited	*Audited*	*Audited*	*Audited*	*Audited*
Cash and short-term investments	$	546	863	880	3,372	3,615
Other current assets		2,089	2,399	2,722	2,721	2,561
Capital assets, net		411	568	1,246	1,799	1,597
Other assets		-	-	-	-	324
	$	3,046	3,830	4,848	7,892	8,097
Current liabilities	$	1,397	1,235	1,384	1,582	1,476
Non-current liabilities		54	73	91	179	155
Shareholders' equity		1,595	2,522	3,373	6,131	6,466
	$	3,046	3,830	4,848	7,892	8,098
Liquidity Measures						
Working capital	$	1,238	2,027	2,218	4,511	4,699
Current ratio		1.9	2.6	2.6	3.9	4.2

At September 30, 2001, HARS had working capital of approximately $4.7 million, including cash and short-term investments of $3.6 million. The high cash balances reflect the proceeds from the EII private placement in January 2000 that have not been fully invested in the business plan contemplated at the time, as well as cash generated from operations. At September 30, 2001, HARS had capital assets, net of depreciation and amortization, of approximately $1.6 million, consisting primarily of its computer equipment, technology investments and office equipment. The capital assets also include a condominium in Calgary. During the fiscal years 1999 through 2001, the Company invested approximately $2.5 million in enhancements to its communications and transaction processing systems.

Based on discussions with management and our analysis of the Company's current and historical working capital accounts, we estimated that approximately $3.25 million of the current cash balances are not necessary to carry on HARS's ongoing business operations. Having regard to the surplus cash and the Company's condominium, we estimate the value of the redundant assets to be approximately $3.5 million at a current date. Consequently, the net tangible assets related to ongoing operations would amount to approximately $3.0 million.

Historical Operating Results

Table 3 below summarizes the reported operating results for the fiscal years September 30, 1997 to 2001. Over this period, HARS achieved revenue growth at a rate of approximately 15% annually. On a geographic basis, the growth in revenues has been achieved principally in North America, which represents approximately 90% of total revenues. Revenues from hotels account for approximately 75% of total revenues. Operating expenses, approximately two thirds of which relate to salaries, rose commensurately with revenues during 1997 to 2000. During 2001, and budgeted for 2002, the rate of growth in operating expenses declined, due to various changes in HARS's transaction processing systems resulting from the recent capital expenditure program and changes to the manner in which services are provided to customers.

Although the impact of the tragic events of September 11th occurred during the last month of the Company's fiscal year, the operating results for fiscal 2001 were adversely affected. For the eleven months ended August 31, 2001, sales and EBITDA approximated the corresponding budgeted amounts. Accordingly, much of the shortfall relative to the fiscal 2001 budget occurred in September 2001.

During the course of our review, we were apprised of certain non-recurring advisory and administrative expenses incurred during fiscal 1998 to 2001 resulting, in part, from the present management structure, as well as efforts to enhance shareholder value discussed previously. In estimating the normalized operating results, we have adjusted EBITDA in fiscal 2001 to be approximately $1.4 million and budgeted EBITDA for 2002 to be approximately $1.9 million.

Table 3 - Operating Results for the Years Ended September 30, 1997 to 2001 and Budgeted for 2001 and 2002 ($000s)

	1997 *Audited*	1998 *Audited*	1999 *Audited*	2000 *Audited*	2001 *Audited*	2001 *Budgeted*	2002 *Budgeted*
Revenue	$ 8,177	10,076	11,378	12,410	14,454	15,001	17,853
Cost of sales	3,778	4,596	5,503	5,606	7,032	7,887	9,334
Gross margin	4,399	5,480	5,875	6,804	7,422	7,114	8,519
Operating expenses, including depreciation	3,666	4,477	5,161	6,608	7,120	6,310	7,494
Operating income	733	1,003	714	196	302	804	1,025
Non-operating expense (revenue)	30	151	43	(92)	39	(140)	(131)
Income before tax	703	852	671	288	263	944	1,156
Income taxes	-	-	114	32	88	434	552
Net income	$ 703	852	557	256	175	510	604
Reported EBITDA [(1)] before normalization adjustments	$ 733	1,278	1,065	691	904	1,417	1,640
Growth & Profitability Ratios							
Revenue growth	-	23.2%	12.9%	9.1%	16.5%	20.9%	23.5%
Gross margin percentage	53.8%	54.4%	51.6%	54.8%	51.3%	47.4%	47.7%
EBITDA margin (adjusted)	n.a.	15.2%	11.6%	8.0%	9.8%	11.4%	10.9%

(1) Earnings before interest expense, income taxes, depreciation and amortization ("EBITDA")

Trading Volumes and Price Ranges

As at January 31, 2002, HARS had 20,206,126 issued and outstanding common shares with a paid-up capital amount of $6.3 million. HARS also has 1,923,000 stock options outstanding, with exercise prices ranging from $0.24 - $0.72 per share. Table 4 below summarizes recent share price ranges and trading volumes:

Table 4 - HARS Share Prices and Trading Volumes

Trading Period	Total Trading Volume	Price Range High	Price Range Low	Price Range Close
January, 2001	81,500	$.50	$.28	$.50
February, 2001	159,300	.62	.40	.50
March, 2001	58,000	.70	.50	.50
April, 2001	35,800	.60	.40	.48
May, 2001	53,600	.39	.28	.28
June, 2001	20,000	.39	.35	.36
July, 2001	28,700	.47	.36	.36
August, 2001	59,800	.40	.31	.32
September, 2001	92,000	.36	.30	.30
October, 2001	59,500	.34	.30	.30
November, 2001	121,000	.34	.20	.25
December, 2001	116,700	.30	.23	.29
January, 2002	40,000	.36	.25	.27
February 4, 2002 (Proposed Bid announced)	-	.27	.27	.27
February 5, 2002	5,500	$.36	.36	.36

Relative to the outstanding number of shares, the HARS stock is thinly traded. As noted in Table 4, the total trading volume during the twelve months ended January 31, 2002 was approximately 850,000 shares, less than 5% of the outstanding shares. It is our understanding that the rise in the HARS stock price in February 2001, and subsequent decline in April 2001, was influenced by speculation of a take-over bid that did not occur. Accordingly, the stock prices prevailing during the period immediately before the date of the Proposed Bid are not indicative of the fair market value of the Shares.

Definition of Fair Market Value

For the purpose of KPMG's Valuation Opinion, fair market value is defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to act, expressed in terms of money or money's worth.

Valuation Approach and Calculations

To determine the value of the Shares, we addressed the value of the operations separately from the redundant assets. As discussed in KPMG's review of the Company's financial position, KPMG estimated that the value of the net tangible assets related to ongoing operations as at a current date total approximately $3 million and that the value of the Company's redundant assets total approximately $3.5 million, before consideration of the proceeds from stock options that may be exercised in the context of the Proposed Bid.

In arriving at the value of the Company's operations, KPMG considered the following valuation methodologies:

- comparable trading analysis;
- precedent transaction analysis; and
- discounted cash flow ("DCF") analysis.

Stock Market Trading Analysis

KPMG conducted a review of stock market trading values of public companies active in the North American hospitality and travel industry. We identified no other public companies that are primarily business-to-business suppliers of reservation systems and representation services. As a result, we reviewed a cross-selection of public companies within the travel agent services segment of the hospitality industry and major internet services with a travel focus, to provide benchmarks of trading multiples for HARS.

Key trading value parameters reviewed for purposes of KPMG's analysis are summarized in Table 5 below and include enterprise value ("EV") to EBITDA, EV to revenue, and price-to-book ("P/B") multiples. Enterprise value was defined as the sum of equity and debt, less cash and short-term investments. Direct comparisons between HARS and the companies reviewed is difficult because those in the travel agent services segment are considerably larger and more diversified than HARS and the companies providing consumer internet services are at diverse stages of development. Nevertheless, the indicated multiples do provide reasonable guidelines for the sector. Of the various guideline companies noted in Table 5, KPMG considered AirTours Plc and Pegasus Solutions Inc. to be the most similar to HARS.

Table 5 Operating Statistics and Pricing Factors for Selected Public Companies

Company		Market Capitalization	Operating Results (MM) LTM [1] Revenue	Operating Results (MM) 2 year Sales Growth [2]	Operating Results (MM) LTM (1) EBITDA Margin	Financial Position Goodwill and Intangibles/ Enterprise Value (%)	Financial Position Debt/ Enterprise Value (%)	Pricing Factors as at February 11, 2002 EV/Revenue	Pricing Factors as at February 11, 2002 EV/EBITDA	Pricing Factors as at February 11, 2002 P/BV
Travel Agent Services										
Airtours Plc	£	1,195.3	5,061.4	23.7%	3.7%	42.1%	21.1%	0.25	6.85	3.83
American Express Company	US $	44,723.1	22,778.0	5.0%	15.1%	0%	52.1%	3.20	21.19	3.66
Pegasus Solutions Inc.	US $	371.9	186.8	127.9%	9.9%	55.0%	0%	1.88	19.05	1.59
Sabre Holdings Corp.	US $	5,989.3	2,323.7	-2.9%	27.2%	13.1%	7.4%	2.40	8.82	5.49
Major Consumer Internet Services with a Travel Focus										
800 Travel Systems Inc.	US $	4.7	14.1	6.9%	-25.8%	84.7%	29.5%	0.43	n.m.f.	1.19
Ebookers.com Plc	US $	63.9	138.3	n.m.f. [3]	-12.6%	35.4%	0%	0.30	n.m.f.	2.86
Expedia, Inc.	US $	2,498.1	259.6	133.2%	13.2%	4.7%	0%	8.86	67.09	10.64
Hotel Reservations Network Inc.	US $	778.6	494.8	92.1%	17.4%	66.9%	0%	1.15	6.62	1.46
Lastminute.com	US $	99.5	12.9	n.m.f. [3]	-352.2%	103.4%	0%	3.58	n.m.f.	1.00
priceline.com Inc.	US $	943.6	1,164.6	87.2%	-7.1%	0%	0%	0.69	n.m.f.	6.62
Travelocity.com Inc.	US $	319.5	301.8	116.8%	3.1%	52.5%	0%	0.68	21.74	1.27

Notes

(1) Latest twelve months ("LTM") financial results. LTM most recent quarter end date is September 30, 2001 for all selected comparable companies, excluding Lastminute.com and Travelocity.com which are based on June 30, 2001 and December 31, 2001 financial statements, respectively.

(2) Revenue growth based on compounded annual growth rate over the data for the two most recent years.

(3) n.m.f. - not a meaningful figure as company only fully operational within the past two years.

Precedent Transactions Analysis

KPMG conducted a search for acquisitions in the travel and hospitality industry with a view to identifying transactions relevant to our analyses. Of the transactions for which information is publicly available, we concluded that the results were not meaningful to HARS because the transactions involved either distress situations or were of a magnitude considerably larger than HARS.

During the past two years, HARS has, however, been involved in transaction negotiations that do provide an indication as to the value of the operations at a current date. A $2.5 million private placement of 4 million shares was completed with Executive Inns Inc. in January 2000, then representing a 25% interest in the Company. Secondly, the Company announced an initiative in October 2000 to explore and evaluate opportunities to enhance shareholder value that culminated in a serious expression of interest from an independent third party but, as announced in April 2001, it did not proceed to a definitive offer to purchase the operations.

EII paid 62¢ per share at a time when the reported book value of the net assets invested in the operations and recent operating results were comparable to those at a current date. The valuation multiples implied by the EII private placement are summarized in Table 6, below, as well as the value of the business operations excluding redundant assets, implied by applying such multiples at a current date.

Table 6 - Current Value of the Operations Implied by the January 2000 EII Private Placement

	Transaction Multiple	Implied Value at a Current Date ($000's)
EV, as a multiple of operating results during the latest twelve month period		
Sales revenue	0.77x	$ 11,600
EBITDA (unadjusted)	8.3x	8,000
Price-to-book value ratio	2.8x	$ 8,400

With respect to the third party expression of interest, negotiations were initiated at a price in excess of the peak price range of 65¢ to 70¢ for HARS shares during the period from February to April 2001. Nevertheless, we substantially discounted the price upon which the expression of interest was based given that a definitive offer was not ultimately made.

Discounted Cash Flow Analysis

Under the DCF approach, value is based on the present value of expected future cash flows. Specifically, the after-tax cash flows a business is expected to generate are projected over an explicit forecast period. The projected cash flow, together with the terminal value of the business at the end of the forecast period, are discounted at an appropriate rate of return. KPMG applied the DCF methodology on an enterprise basis. Under this approach, cash flow is projected before interest expense and is discounted using a weighted-average cost of capital ("WACC"). The discount rate reflects a company's combined cost of debt and cost of equity, with the weighting based on the appropriate capital structure for the business.

The DCF approach requires assumptions regarding, among other considerations, future cash flows, discount rates and terminal values. Since the projections are based on a number of assumptions with respect to operating performance and costs, the actual results achieved in the projection period may vary from management's projections, and such differences may be material.

Table 7 below summarizes management's projected operating results for the years ending September 30, 2002 to 2006. Significant assumptions can be summarized as follows:

- net sales were assumed to increase by approximately $3 million annually, equivalent to a growth rate of 10% to 20% per year, which is consistent with the growth rate experienced since 1997;
- gross margins are assumed to be approximately 48%, which are lower than past margins due to increased transaction processing costs; and
- operating expenses are expected to increase at a slower pace than sales growth as the benefits of operational changes implemented during the past two years and economies of scale are realized.

Table 7 - Projected Operating Results Prepared by Management ($000s)

	Actual 2001	Projected Results for the years ending September 30				
	(Audited)	**2002**	**2003**	**2004**	**2005**	**2006**
Revenue	$ 14,454	17,853	21,045	24,202	27,832	30,616
Cost of sales	7,032	9,334	10,944	12,585	14,473	15,920
Gross margin	7,422	8,519	10,101	11,617	13,359	14,696
Operating expenses, excluding depreciation	6,517	6,879	7,459	8,205	9,026	9,928
EBITDA (unadjusted)	$ 905	1,640	2,642	3,412	4,333	4,768
Growth & Profitability						
Sales growth	16.5%	23.5%	17.9%	15.0%	15.0%	10.0%
Gross margin	51.3%	47.7%	48.0%	48.0%	48.0%	48.0%
EBITDA margin (unadjusted)	6.3%	9.2%	12.6%	14.1%	15.6%	15.6%

In arriving at the valuation conclusion using the DCF approach, KPMG relied on management's projections but also addressed the following additional considerations in assessing the projected cash flows:

a) operating expenses were reduced for certain non-recurring advisory and administrative expenses, as discussed in our review of the Company's historical operating results;

b) income taxes were deducted after taking into account the tax shield from existing capital cost allowance and future capital expenditures;

c) capital expenditures in the range of $400,000 to $500,000 annually were deducted, based on review of historical expenditures and discussions with management about requirements to support the Company's projected future growth; and

d) provision was made for additional investment in working capital, commensurate with the projected sales growth.

The terminal value at September 30, 2006, the end of the projection period, has been estimated using a capitalized cash flow approach. Our terminal value calculations assume ongoing growth in the Company's cash flow, but at a reduced rate, given the rate of growth projected up to 2006 and the Company's cost structure.

By applying discount rates in the range of 28% to 32%, the DCF approach indicates a value of approximately $7.7 to $9.5 million for the net operating assets, including intangible assets. Discount rates in this range reflect the growth targets implicit in management's projections and the risks associated with achieving such growth, as well as broader considerations relating to the industry, as discussed below in the valuation summary.

Summary of Valuation Analysis

The components of the value for HARS, as a whole, at a current date are summarized below in Table 8:

Table 8 - Components of En bloc Value ($000's)

		Low		High
Value of the Operations				
Net tangible assets	$	3,000		3,000
Indicated goodwill and other intangible assets		5,000		6,000
		8,000	to	9,000
Redundant Assets				
Reported		3,500		3,500
Pro forma proceeds on the notional exercise of stock options "in-the-money" (rounded)		550		550
		4,050		4,050
Value of all the Shares, including "in-the-money" stock options	$	12,050	to	13,050
Indicated Value per Share, fully diluted (20,206,000 outstanding shares and aproximately 1.4 million shares that would be issued upon the exercise of "in-the-money" stock options)	$	0.557	to	0.603

KPMG has presented the en bloc value of the Company on the basis that any "in-the-money" stock options would be exercised. Based on the indicated values, approximately 1.4 million of the outstanding options would be exercised, yielding additional cash of approximately $550,000.

The valuation parameters implied by KPMG's conclusion regarding the value of the operations are summarized in Table 9, below.

Table 9 - Value of the HARS Operations and Related Multiples

	HARS Data (rounded)	Low	High
Value of the Operations		$ 8,000	9,000
Enterprise Value as a multiple of:			
Revenue for fiscal 2001	$ 14,500	0.55	0.62
Forecast Revenue for fiscal 2002	17,900	0.45	0.50
Adjusted EBITDA for fiscal 2001	1,400	5.7	6.4
Forecast EBITDA for fiscal 2002	1,900	4.2	4.7
Equity value as multiple of:			
Book value related to operations	3,000	2.7	3.0

KPMG selected the indicated valuation multiples and the discount rates applied to management's projections in the DCF analysis with reference to the following factors and considerations:

- our understanding of the prospects for the Company, particularly expectations of increased market share and geographical expansion, as well as the risk of representation contracts being terminated;
- the nature and mix of representation contracts, as well as the relationships established by HARS;
- the investment in technology and marketing initiatives over the past three years to enhance the Company's competitiveness and strategic positioning within the industry;
- the industry and operations experience of current senior management;
- the level of profitability and growth reflected in management's projections relative to historical operating results;
- the Company's strong financial position;
- the apparent rebounding of the tourism sector since September 11, 2001 and cautious optimism for the tourism sector in the medium term; and
- the nature of the operations of the selected public companies within the travel agent services segment of the hospitality industry and consumer internet services with a travel focus, as well as their relative operating results.

Valuation Conclusion

Based on the scope of our review and the assumptions noted herein, it is KPMG's opinion that the en bloc fair market value of the Shares of HARS at the Valuation Date is $12,050,000 to $13,050,000, or approximately $0.557 to $0.603 per share on a fully diluted basis. Our conclusion reflects the assumption that any options to purchase shares of HARS that are "in-the-money" at the indicated share value range would be exercised, with the incremental cash from the related proceeds being included in the en bloc value of the Company.

Yours very truly,

(Signed) KPMG LLP

The Depositary and Information Agent for the Offer is:

VALIANT CORPORATE TRUST COMPANY

By Mail

Valiant Corporate Trust Company
Stock Transfer Services
510, 550 - 6th Avenue S. W.
Calgary, Alberta T2P OS2

By Hand, Courier or Facsimile Transmission

Toronto

C/O Equity Transfer Services Inc.
Suite 420, 120 Adelaide Street West
Toronto, Ontario M5H 4C3

Telephone: (416) 361-0152
Fax: (416) 361-0470

Calgary

Stock Transfer Services
510, 550 - 6th Avenue S. W.
Calgary, Alberta T2P 0S2

Telephone: (403) 233-2801
Fax: (403) 233-2857

The Dealer Manager for the Offer is:

BRANT SECURITIES LIMITED
70 University Avenue, Suite 550
Toronto, Ontario
M5J 2M4

Telephone: (416) 596-4541
Fax: (416) 596-4575

Any questions and requests for assistance may be directed by shareholders to the Dealer Manager or the Depositary and Information Agent at their respective telephone numbers and locations set out above.

LETTER OF TRANSMITTAL

FOR COMMON SHARES OF HARS SYSTEMS INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 A.M. (CALGARY TIME) ON MONDAY, APRIL 1, 2002, UNLESS THE OFFER PERIOD IS EXTENDED.

The Depositary and Information Agent, the Dealer Manager
(see back cover page for addresses and telephone numbers)
or your broker or other financial advisor
will assist you in completing this Letter of Transmittal

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for the common shares (the "HARS Shares") of HARS Systems Inc. ("HARS") deposited pursuant to the offer (the "Offer") dated February 21, 2002, made by 5107 Investments Ltd. (the "Offeror") to holders of HARS Shares.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal.

Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and Circular dated February 21, 2002, have the respective meanings set out therein.

Please read carefully the Instructions and Rules set forth below before completing this Letter of Transmittal.

TO: **5107 Investments Ltd.**

AND TO: **Valiant Corporate Trust Company, at its offices set out on the back cover page.**

Dear Sirs/Mesdames:

The undersigned delivers to you the enclosed certificate(s) for HARS Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for HARS Shares and hereby assigns all right, title and interest therein. The following are the details of the enclosed certificate(s):

Certificate Number	Name in which Registered	Number of HARS Shares Represented by Certificate	Number of HARS Shares Tendered
	TOTAL		

(If space is insufficient, please attach a list in the above form.)

The undersigned acknowledges receipt of the Offer and the accompanying Circular dated February 21, 2002, and represents and warrants that the undersigned has good and sufficient authority to deposit, sell, assign and transfer the HARS Shares represented by the enclosed certificate(s) (the "Deposited HARS Shares") and that when the Deposited HARS Shares are accepted for payment by the Offeror, the Offeror will acquire good title to such Deposited HARS Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following: IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Deposited HARS Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited HARS Shares or any of them on or after the date of the Offer, as well as the right to receive any and all distributions. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then: (a) in the case of any such cash dividend, cash distribution or payment that does not exceed the purchase price per HARS Share, the cash payable per HARS Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividend, cash distribution or payment that exceeds the purchase price per HARS Share, or in the case of any other dividend, distribution, payment, right or other interest, the whole of any such dividend, distribution, payment, right or other interest, will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary and Information Agent for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

Shareholders whose HARS Share certificates are not immediately available or who cannot cause their HARS Share certificates and all other required documents to be delivered to the Depositary and Information Agent at or before the end of the Offer Period must deliver their HARS Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance - Procedures for Guaranteed Delivery".

The undersigned irrevocably constitutes and appoints an officer of the Offeror and any other person designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited HARS Shares taken up and paid for under the Offer by the Offeror and any distributions on such HARS Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned: (a) register or record the transfer or cancellation of such Deposited HARS Shares on the registers of HARS; (b) for so long as any of such Deposited HARS Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror by which such Deposited HARS Shares have been taken up, any instruments of proxy, authorization or consent in form and on terms satisfactory to such Offeror in respect of any such Deposited HARS Shares and distributions, and to designate in any such instruments of proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited HARS Shares and distributions; (c) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned; and (d) exercise any rights of the undersigned with respect to such Deposited HARS Shares and distributions.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited HARS Shares or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited HARS Shares or any distributions by or on behalf of the undersigned, unless the Deposited HARS Shares are not taken up and paid for under the Offer.

The undersigned agrees not to vote any of the Deposited HARS Shares taken up and paid for under the Offer, or distributions on such HARS Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited HARS Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Offeror by which such Deposited HARS Shares have been taken up, provided not contrary to any applicable law, at any time and from time to time as and when requested by and at the expense of the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited HARS Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror acquiring the Deposited HARS Shares as the proxyholder of the undersigned in respect of such Deposited HARS Shares or distributions consisting of securities.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited HARS Shares or any distributions effectively to the Offeror.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal is irrevocable and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of HARS Shares pursuant to this Letter of Transmittal is irrevocable.

The undersigned instructs the Offeror and the Depositary and Information Agent, upon the Offeror taking up the Deposited HARS Shares, to mail the cheque in payment for such Deposited HARS Shares by first class mail, postage prepaid, or to hold such cheque for pick-up, in accordance with the instructions given below. Should any Deposited HARS Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Deposited HARS Shares from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited HARS Shares.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une version anglaise de la présente lettre d'envoi par le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l'offre, telle qu'elles sont acceptées au moyen de cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

Signature guaranteed by (if required under Instruction 4):	Dated: ______________________, 2002.
______________________ Authorized Signature	______________________ Signature of Shareholder or Authorized Representative - see Instruction 5
______________________ Name of Guarantor (please print or type)	______________________ Name of Shareholder (please print or type)
______________________ Address (please print or type)	______________________ Name of Authorized Representative, if applicable (please print or type)

____

Daytime Phone Number of Shareholder
or Authorized Representative

BLOCK A	BLOCK B
(See Instructions 3 and 4)	(See Instructions 3 and 4)
ISSUE CHEQUE IN NAME OF (please print or type)	SEND CHEQUE (UNLESS BLOCK C IS CHECKED) TO (please print or type): ☐ *Same address as Block A or to:*
(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province or State)	(City and Province or State)
(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)
(Tax Identification, Social Insurance or Social Security No.)	

BLOCK C

☐ DELIVER CHEQUE AGAINST COUNTER RECEIPT

BLOCK D

☐ CHECK HERE IF HARS SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND INFORMATION AGENT AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ______________________________

Date of Execution of Notice: ______________________________

Office of the Depositary and Information Agent to which Notice of Guaranteed Delivery was Sent: ___________

____

Name of Institution which Guaranteed Delivery: ______________________________

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

The owner signing above represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is: (please print or type)

______________________	______________	______________
(Firm)	(Telephone Number)	(Fax Number)

______________________	______________________
(Registered Representative)	(Address)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐ CHECK HERE IF YOU ARE A NON-CANADIAN SHAREHOLDER. UNITED STATES CITIZENS/ RESIDENTS MUST PROVIDE THEIR TAXPAYER IDENTIFICATION NUMBER HERE (SEE ALSO INSTRUCTION 10): ______________________

INSTRUCTIONS AND RULES

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile thereof) together with accompanying certificates representing the Deposited HARS Shares must be received by the Depositary and Information Agent at any of the offices specified on the back cover page before 8:00 a.m. (Calgary time) on Monday, April 1, 2002, being the end of the Offer Period, unless the Offer Period is extended or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing HARS Shares is at the option and risk of the holder, and delivery will be effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary and Information Agent, at any of its offices specified on the back cover page, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose HARS Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing such HARS Shares.

2. Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit HARS Shares pursuant to the Offer and (i) the certificates representing such HARS Shares are not immediately available or (ii) the Shareholder cannot cause the certificates representing such HARS Shares and all other required documents to be delivered to the Depositary and Information Agent at or prior to the end of the Offer Period, such HARS Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed, is received by the Depositary and Information Agent at any of its offices set forth in the Notice of Guaranteed Delivery (by hand, facsimile transmission or mail) at or prior to the end of the Offer Period; and

(c) the certificate(s) representing the Deposited HARS Shares in proper form for transfer, together with this Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, and all other documents required by this Letter of Transmittal are received at the office of the Depositary and Information Agent in Calgary or Toronto at or before 5:00 p.m. (local time at the place of deposit) on the third trading day on the Canadian Venture Exchange after the end of the Offer Period. To constitute delivery for the purpose of satisfying a guaranteed delivery, this Letter of Transmittal and accompanying certificate(s) representing HARS Shares must be delivered to the Calgary or Toronto office of the Depositary and Information Agent as set forth in the Notice of Guaranteed Delivery.

(d) An "Eligible Institution" means a Canadian chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

3. Signatures

(a) This Letter of Transmittal must be filled in and signed by the holder of HARS Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(b) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificates) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c) If this Letter of Transmittal is signed by a person other titan the registered owner(s) of the accompanying certificate(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited HARS Shares, or if Deposited HARS Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the share register of HARS, such signature must be guaranteed by an Eligible Institution or in some other manner satisfactory to the Depositary and Information Agent (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, such persons should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary and Information Agent, at their discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders

If less than the total number of HARS Shares evidenced by any certificate submitted is to be deposited, fill in the number of HARS Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of HARS Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of HARS Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Transmittal and present a list of beneficial holders, if applicable.

8. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for HARS Shares, additional certificate numbers and number of HARS Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If HARS Shares are registered in different forms (e.g., "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be acceptable and no fractional HARS Shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited HARS Shares for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Dealer Manager or the Depositary and Information Agent at any of the offices at the addresses listed on the back cover page.

9. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary and Information Agent. The Depositary and Information Agent will respond with the replacement requirements for lost or destroyed certificates.

10. Substitute Form W-9 for US Holders Only

Each Shareholder depositing HARS Shares under the Offer and receiving payment therefor within the United States (a "US Holder") is generally required to provide the Depositary and Information Agent with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 which is provided under "Important United States Tax Information" below, and to certify, under penalty of perjury, that such number is correct and that such US Holder is not subject to backup withholding of federal income tax. If a US Holder has been notified by the Internal Revenue Service (the "IRS") that such US Holder is subject to backup withholding, such US Holder must cross out item (2) of the Certification box of the Substitute Form W-9, unless such US Holder has since been notified by the IRS that such US Holder is no longer subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject the US Holder to 31% federal income tax withholding on the payment of the purchase price of all HARS Shares purchased from such US Holder. If the US Holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such US Holder should write "Applied For" in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Depositary and Information Agent is not provided with a TIN within 60 days, the Depositary and Information Agent will withhold 31% on all payments of the purchase price to such US Holder until a TIN is provided to the Depositary and Information Agent.

THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED PHOTOCOPY (TOGETHER WITH CERTIFICATES FOR HARS SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY AND INFORMATION AGENT AT OR BEFORE THE END OF THE OFFER PERIOD.

IMPORTANT UNITED STATES TAX INFORMATION

Under U.S. federal income tax law, a US Holder is generally required to provide the Depositary and Information Agent (as payer) with such US Holder's correct TIN on Substitute Form W-9 provided herewith. If such US Holder is an individual, the TIN generally is such US Holder's social security number. If the Depositary and Information Agent is not provided with the correct TIN, the US Holder may be subject to a $50 penalty imposed by the IRS and payments that are made to such US Holder with respect to HARS Shares purchased pursuant to the Offer may be subject to backup withholding of 31%. In addition, if a US Holder makes a false statement that results in no imposition of backup withholding, and there was no reasonable basis for making such statement, the IRS may also impose a $500 penalty.

Certain US Holders (including, among others, corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, such individual must submit a statement (Internal Revenue Service Form W-8BEN), signed under penalties of perjury, attesting to such individual's exempt status. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions. A US Holder should consult his or her tax advisor as to such US Holder's qualification for exemption from backup withholding and the procedure for obtaining such exemption.

If backup withholding applies, the Depositary and Information Agent is required to withhold 31% of any payments made to the US Holder. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Purpose of Substitute Form W-9

To prevent backup withholding on payments that are made to a US Holder with respect to HARS Shares purchased pursuant to the Offer, the US Holder is required to notify the Depositary and Information Agent of such US Holder's correct TIN by completing the form below certifying that (a) the TIN provided on Substitute Form W-9 is correct (or that such US Holder is awaiting a TIN), (b) (i) such US Holder has not been notified by the IRS that he is subject to backup withholding as a result of a failure to report all interest or dividends or (ii) the IRS has notified such US Holder that such US Holder is no longer subject to backup withholding, and (c) such US Holder is a U.S. person (including a U.S. resident alien).

What Number to Give the Depositary and Information Agent?

The US Holder is required to give the Depositary and Information Agent the TIN (e.g., social security number or employer identification number) of the record holder of HARS Shares tendered hereby. If HARS Shares are in more than one name or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report. If the US Holder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future, the US Holder should write "Applied For" in the space provided for the TIN in Part I, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Depositary and Information Agent is not provided with a TIN within 60 days, the Depositary and Information Agent will withhold 31% of all payments of the purchase price to such US Holder until a TIN is provided to the Depositary and Information Agent.

FOR US HOLDERS ONLY

<table>
<tr><th colspan="3">PAYER'S NAME: 5107 INVESTMENTS LTD.</th></tr>
<tr><td rowspan="4">SUBSTITUTE
Form W-9

Department of the Treasury Internal Revenue Service

Payer's request for Taxpayer Identification Number ("TIN") and Certifications</td><td>Part 1 - PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW</td><td>________________
Social Security Number(s)

OR

____
Employer Identification Number(s)</td></tr>
<tr><td rowspan="2">Part 2 - Certification-Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me),
(2) I am not subject to backup withholding either because: (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding,
(3) I am a U.S. person (including a U.S. resident alien), and
(4) Any other information provided on this form is true, correct and complete.</td><td>Part 3
Awaiting TIN</td></tr>
<tr><td>Part 4
Exempt from backup withholding</td></tr>
<tr><td colspan="2">Certification Instructions - You must cross out item (2) in Part 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

Name ______________________________

Address ______________________________
(Include zip code)

Signature ____________________ Date ______________</td></tr>
</table>

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN A $50 PENALTY IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 31% OF ANY CASH PAYMENTS MADE WITHIN THE UNITED STATES TO YOU IN CONNECTION WITH THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

NOTE: YOU MUST COMPLETE THE FOLLOWING CERTIFICATION IF YOU CHECKED THE BOX IN PART 3 OF THE SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all reportable cash payments made to me thereafter will be withheld until I provide a taxpayer identification number to the payer and that, if I do not provide my taxpayer identification number within sixty days, such retained amounts shall be remitted to the IRS as backup withholding.

______________________________ ______________________

Signature Date

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. -- Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give the SOCIAL SECURITY number of --
1. An individual's account	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals (1)
3. Husband and wife (joint account)	The actual owner of the account or, if joint funds, either person (1)
4. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)
5. Adult and minor (joint account)	The adult or, if the minor is the only contributor, the minor (1)
6. Account in the name of guardian or committee for a designated ward, minor, or incompetent person	The ward, minor, or incompetent person (3)
7. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee (1)
b. So-called trust account that is not a legal or valid trust under State law	The actual owner (1)

For this type of account:	Give the Employer Identification number of --
8. Sole proprietorship account	The owner (4)
9. A valid trust, estate, or pension trust	The legal entity (do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title). (5)
10. Corporate account	The corporation
11. Religious, charitable, or educational organization account	The organization
12. Partnership account held in the name of the business	The partnership
13. Association, club or other tax-exempt organization	The organization
14. A broker or registered nominee	The broker or nominee
15. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number your furnish.

(2) Circle the minor's name and furnish the minor's Social Security number.

(3) Circle the ward's, minor's or incompetent person's name and furnish such person's Social Security number.

(4) Show the name of the owner.

(5) List first and circle the name of the legal trust, estate or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Obtain a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding on ALL payments include the following:

- A corporation.
- A financial institution.
- An organization exempt from tax under section 501(a), or an individual retirement plan.
- The United States or any agency or instrumentality thereof.
- A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.
- A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
- An international organization or any agency or instrumentality thereof.
- A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
- A real estate investment trust.
- A common trust fund operated by a bank under section 584(a).
- An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).
- A entity registered at all times under the Investment Company Act of 1940.
- A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

- Payments to non-resident aliens subject to withholding under section 1441.
- Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one non-resident partner.
- Payments of patronage dividends where the amount renewed is not paid in money.
- Payments made by certain foreign organizations.

Payments of interest not generally subject to backup withholding include the following:

- Payments of interest on obligations issued by individuals. **Note:** You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
- Payments of tax-exempt interest (including exempt-interest dividends under section 852).
- Payments described in section 6049(b)(5) to non-resident aliens.
- Payments on tax-free covenant bonds under section 1451.
- Payments made by certain foreign organizations.
- Payments made to a nominee.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding.

FILE SUBSTITUTE FORM W-9 WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under section 6041, 6041A(a), 6045 and 6050A.

Privacy Act Notice. - Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payee. Certain penalties may also apply.

Penalties

(1) **Penalty for Failure to Furnish Taxpayer Identification Number.** - If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information with Respect to Wtihholding.** - If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) **Criminal Penalty for Falsifying Information.** - Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED PHOTOCOPY (TOGETHER WITH CERTIFICATES FOR HARS SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY AND INFORMATION AGENT AT OR BEFORE THE END OF THE OFFER PERIOD.

14

The Depositary and Information Agent for the Offer is:

VALIANT CORPORATE TRUST COMPANY

By Mail

Valiant Corporate Trust Company
Stock Transfer Services
510, 550 - 6th Avenue S. W.
Calgary, Alberta T2P OS2

By Hand, Courier or Facsimile Transmission

Toronto

c/o Equity Transfer Services Inc.
Suite 420, 120 Adelaide Street West
Toronto, Ontario M5H 4C3

Telephone: (416) 361-0152
Fax: (416) 361-0470

Calgary

Stock Transfer Services
510, 550 - 6th Avenue S. W.
Calgary, Alberta T2P 0S2

Telephone: (403) 233-2801
Fax: (403) 233-2857

The Dealer Manager for the Offer is:

Brant Securities Limited
70 University Avenue, Suite 550
Toronto, Ontario
M5J 2M4

Telephone: (416) 596-4549
Fax: (416) 596-4570

Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager or the Depositary and Information Agent at their respective telephone numbers and locations set out above.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

For Deposit of Common Shares

of

HARS Systems Inc.

This Notice of Guaranteed Delivery must be used to accept the offer (the "Offer") dated February 21, 2002, made by 5107 Investments Ltd. (the "Offeror") to holders of common shares ("HARS Shares") of HARS Systems Inc. ("HARS") if certificates for HARS Shares are not immediately available or time will not permit all required documents to reach the Depositary and Information Agent prior to the end of the Offer Period (8:00 a.m. (Calgary time) on April 1, 2002). This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Depositary and Information Agent as set out below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer shall have the respective meanings set out in the Offer.

TO: VALIANT CORPORATE TRUST COMPANY, AS DEPOSITARY AND INFORMATION AGENT

By Mail

Valiant Corporate Trust Company
Stock Transfer Services
510, 550 - 6th Avenue S. W.
Calgary, Alberta T2P OS2

By Hand, Courier or Fax:

Toronto

c/o Equity Transfer Services Inc.
Suite 420, 120 Adelaide Street West
Toronto, Ontario M5H 4C3

Telephone: (416) 361-0152
Fax: (416) 361-0470

Calgary

Stock Transfer Services
510, 550 - 6th Avenue S. W.
Calgary, Alberta T2P 0S2

Telephone: (403) 233-2801
Fax: (403) 233-2857

Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the HARS Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance - Procedures for Guaranteed Delivery".

NOTE: DO NOT SEND CERTIFICATES FOR HARS SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR HARS SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

Number of HARS Shares	Certificate Numbers (if available)	Name and Address(es) of Shareholder(s) (please print)

Area Code and Telephone Number (daytime):

Dated: ______________________________ ____

____
Signature(s)

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, a Canadian chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), hereby guarantees delivery to the Depositary and Information Agent (at its office in Calgary or Toronto listed above) of the certificate(s) representing HARS Shares tendered hereby, in proper form for transfer, together with delivery of a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or a manually signed facsimile thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (local time at the place of deposit) on the third trading day on the Canadian Venture Exchange after the end of the Offer Period.

______________________________ ______________________________
(Name of Firm) (Authorized Signature)

______________________________ ______________________________
(Address) (Please Print Name)

______________________________ Dated: ______________________________

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(Area Code and Telephone Number)